SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(224) 948-2000

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Index

December 31, 2017 and 2016

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	3

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 20167 and 2016	4

Notes to Financial Statements	5-13

Supplemental Information

Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2017	14-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of

the Baxter International Inc. and Subsidiaries Incentive Investment Plan

Deerfield, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Baxter

International Inc. and Subsidiaries Incentive Investment Plan (the plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the  standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Baxter International Inc. and Subsidiaries Incentive Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

We have served as the Plan’s auditor since 2010.

Oak Brook, Illinois

June 29, 2018

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016 (in thousands)

	2017	2016
Assets
Investments
Cash and cash equivalents	$94,428	$24,924
Common stock (including securities on loan of $236 in 2017 and zero in 2016)	392,305	394,810
U.S. government and government agency issues (including securities on loan of $5,023 in 2017 and $6,424 in 2016)	33,782	27,610
Corporate and other obligations (including securities on loan of $1,934 in 2017 and $774 in 2016)	21,064	23,469
Common-collective trusts	1,289,580	1,062,237
Self-managed fund	60,930	51,236
Collateral held on loaned securities	7,343	7,335
Total investments at fair value	1,899,432	1,591,621
Synthetic guaranteed investment contracts at contract value	548,882	596,279
Total investments	2,448,314	2,187,900
Receivables
Notes receivables from participants	35,829	36,065
Sponsor contribution	18,507	17,823
Accrued interest and dividends	845	2,220
Due from brokers for securities sold	5,726	9,975
Total receivables	60,907	66,083
Total assets	2,509,221	2,253,983
Liabilities
Accounts payable	9,527	10,043
Due to brokers for securities purchased	9,205	17,785
Collateral to be paid on loaned securities	7,343	7,335
Total liabilities	26,075	35,163
Net assets available for benefits	$2,483,146	$2,218,820

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2017 and 2016 (in thousands)

	2017	2016
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$331,531	$122,001
Interest	17,327	18,558
Dividends	3,755	5,437
Net investment income	352,613	145,996
Participant loan interest	3,173	3,135
Contributions
Sponsor	44,626	51,456
Participant	76,599	77,009
Total contributions	121,225	128,465
Total additions	477,011	277,596
Deductions from net assets attributed to
Benefits paid	207,514	172,956
Plan expenses	5,171	5,558
Total deductions	212,685	178,514
Net increase	264,326	99,082
Net assets available for benefits
Beginning of year	2,218,820	2,119,738
End of year	$2,483,146	$2,218,820

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

1.	General Description of the Plan

The following description of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document and summary plan description for more complete information.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan the predecessor of which originally became effective on January 1, 1960.  The Plan was created for the purpose of providing retirement benefits to United States employees of Baxter International Inc. (the Sponsor or the Company) and its subsidiaries, and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the United States Internal Revenue Code.  Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation limited to a maximum of $18,000 a year in 2017 and 2016, respectively.  Participants who have attained the age of 50 by the end of the year may contribute up to an additional $6,000 per year in “catch-up” contributions in 2017 and 2016, respectively.  Newly hired employees are deemed to have elected to contribute 4% of compensation (increased by 1% per year to a total of 10%) unless they make a contrary election. The Company matches a participant’s savings contributions on a dollar for dollar basis up to 3.0% of the participant’s compensation, and matches any contributions between 3% and 4% of compensation at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, so that the maximum matching contribution for participants who contribute at least 4% of their compensation is 3.5% of compensation.  The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s U.S. qualified defined benefit pension plan, which includes all new employees hired on or after January 1, 2007, and employees who had less than five years of service on January 1, 2007 and who elected to cease earning additional service in the pension plan and participate in the higher level of Company contributions in the Plan.

Participants are immediately vested in the elective contributions and matching contribution plus actual earnings thereon.  The additional non-matching contributions become fully vested after three years of service.  Participants are fully vested in the Company’s non-matching contributions account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company.  Forfeitures of nonvested accounts are used to reduce future employer contributions.

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent.

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments.  Shares of Baxter common stock may also be distributed in kind at the participant’s election.  Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions, matching contributions made prior to 2008, vested non-matching contributions and related earnings in cases of financial hardship and in certain other circumstances.  In the case of a participant termination by reason of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The net income of the Plan is posted to the participant’s accounts on a daily basis.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

Upon enrollment in the Plan, a participant may direct contributions into any of 17 investment options: Stable Income Fund, Baxter Common Stock Fund, State Street S&P 500 Index Non-Lending Series Fund, State Street International Index Non-Lending Series Fund, State Street Russell Small Cap Index Non-Lending Series Fund, Northern Trust Domestic Mid Cap Fund, State Street Global Advisors Emerging Markets Fund (SSgA Emerging Markets Fund) and ten different Target Date Retirement Funds.  However, non-matching contributions may not be invested in the Baxter Common Stock Fund.  Participants may not direct contributions to the Self-Managed Fund but can transfer funds into the Self-Managed Fund from other investment options. In addition, certain participants may maintain shares received in connection with Baxter’s 1996 spin-off of Allegiance Corporation (Allegiance), which were subsequently converted into common shares of Cardinal Health Inc. (Cardinal) upon Cardinal’s acquisition of Allegiance in 1999. These shares are maintained in the Cardinal Health Common Stock Fund. Additionally, certain participants maintain shares in Edwards Lifesciences Corporation.  These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business.  Certain participants obtained shares in Baxalta Incorporated (Baxalta), in connection with Baxter’s 2015 spin-off of its biopharmaceutical business. These shares were placed in the Baxalta Common Stock Fund, which were subsequently converted into American Depository Shares of Shire plc (Shire) upon Shire’s acquisition of Baxalta in 2016.  These shares are maintained in the Shire Common Stock Fund.  Participants are not able to make contributions or transfer existing account balances to the Cardinal Health Common Stock Fund, Edwards Lifesciences Common Stock Fund or the Shire Common Stock Fund (f/k/a the Baxalta Common Stock Fund), but may make transfers out of these funds at any time.  As of December 31, 2017, investments in shares of Cardinal, Edwards Lifesciences and Shire were liquidated and balances in these funds consisted of cash balances only.  Refer to Note 10 for more information.  Starting in 2013, participants are no longer able to make contributions to the Composite Fund and General Equity Fund, but may make transfers out of these funds at any time.

On June 3, 2016, a wholly-owned subsidiary of Shire merged with and into Baxalta, with Baxalta as the surviving company (the Merger). In connection with the closing of the Merger, each Baxalta stockholder received a combination of cash and Shire American Depository Shares. Participants invested in the Baxalta Common Stock Fund at the closing of the Merger were able to direct the investment of the cash portion of the related merger consideration into certain investment alternatives within the Plan.  In the event that a participant did not make an investment election, the cash portion was invested in the Plan’s qualified default investment alternative.

Additionally, in connection with the Merger, the Baxalta Common Stock Fund became the Shire Stock Fund, holding Shire American Depository Shares and cash (for liquidity purposes).

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.  Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Valuation of Investments and Collateral

The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents

These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national securities exchanges.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.
Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.
Common-collective trusts

Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices.  Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 6 for more information on the securities lending program.
Collateral to be paid on loaned securities Self-managed fund

Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.

Value based on the fair value of the underlying securities in the fund. Fund contains holdings of cash and cash equivalents, common stock, corporate and other obligations and holdings with registered investment companies. Registered investment companies are valued based upon the closing price from a national security exchange on the valuation date.

Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments.  Purchases and sales of investments are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.  Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments.  This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Fully Benefit-responsive Investment Contracts

The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund.  The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Transamerica, Prudential and MetLife. The portfolio of assets underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, and corporate and other obligations.

These Plan investments are presented at contract value on the Statements of Net Assets Available for Benefits.  Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses.  The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value.  There are currently no reserves against contract values for credit risk of the contract issuers or any other risk.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

Events that lead to market value withdrawals that exceed 15 percent of the contract value of the GIC’s of Prudential and Transamerica or 10 percent of the contract value of the GIC of MetLife would limit the ability of the Plan to transact at contract value with participants.  These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes.  The Plan sponsor believes that the occurrence of any such event is remote.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract.  If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Notes Receivables from Participants

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Payment of Benefits and Fees

Benefits are recorded when paid.  Loan origination fees associated with notes receivable from participants, the Plan’s record keeping and trustee fees, and certain legal and communication expenses are paid by the Plan and are reflected in the financial statements as Plan expenses.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.  All other expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements.  Changes in such estimates may affect amounts reported in future periods.

Other

Due from broker for securities sold represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, common-collective trusts, synthetic guaranteed investment contracts and short-term investments.  Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.  Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Investments in U.S. government and government agency issues and corporate and other obligations underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans (corporate and other obligations).  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment.  Eligible employees are those who meet the following requirements:

A.	U.S. employees of Baxter or its subsidiaries which have adopted the Plan;
B.	U.S. employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and
C.	U.S. employees who are not leased employees.

4.	Administration of the Plan

State Street Bank and Trust Company (the Trustee) serves as trustee and Voya Institutional Plan Services, LLC, formerly ING Institutional Plan Services, LLC, serves as recordkeeper for the Plan.

The Administrative Committee administers the Plan.  Members of the Administrative Committee are appointed by the Compensation Committee of the Board of Directors of Baxter and are employees of Baxter.  The Investment Committee has authority, responsibility and control over the management of the assets of the Plan.  Members of the Investment Committee are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;
•

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•

Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$94,428		$94,428	$—
Common stock	392,305	392,305	—	—
U.S. government and government agency issues	33,782	—	33,782	—
Corporate and other obligations	21,064	—	21,064	—
Self-managed fund	60,930	51,654	9,276	—
Common-collective trusts (A)	1,289,580	—	—	—
Collateral held on loaned securities	7,343	—	7,343	—
Total assets	$1,899,432	$443,959	$165,893	$—
Liability
Collateral to be paid on loaned securities	$7,343	$—	$7,343	$—

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$24,924	$—	$24,924	$—
Common stock:	394,810	394,810	—	—
U.S. government and government agency issues	27,610	—	27,610	—
Corporate and other obligations	23,469	—	23,469	—
Self-managed fund	51,236	41,513	9,723	—
Common-collective trusts (A)	1,062,237	—	—	—
Collateral held on loaned securities	7,335	—	7,335	—
Total assets	$1,591,621	$436,323	$93,061	$—
Liability
Collateral to be paid on loaned securities	$7,335	$—	$7,335	$—

(A)

The common-collective trusts, which are measured at fair value using the net asset per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the above tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the statements of net assets available for benefits. This category includes index funds and target date retirement funds for which the underlying investments may vary. These funds provide for daily redemptions by the Plan at reported net asset values per share and there are currently no redemption restrictions or unfunded commitments on these investments.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period. The Plan did not have any transfers between Levels 1 and 2 during 2017 and 2016.

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	Securities Lending Transactions

The Plan participates in a securities lending program with the Trustee.  The program allows the Trustee to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Trustee requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned.  The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral.  However, the Borrowers bear the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral.  In the event of default by any of the Borrowers, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, to the extent that such replacement securities are available on the open market and if to the extent that such proceeds are insufficient or the collateral is unavailable, the purchase of replacement securities shall be made at Trustee expense or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities.  In each case, the Trustee would apply the proceeds from the collateral for such a loan to make the Plan whole. The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2017 and 2016, the Plan had securities on loan with a fair value of $7.2 million, with cash collateral received of $7.3 million, which was invested in the State Street Quality D Short-Term Investment Fund. Investments underlying this fund primarily consisted of cash and cash equivalents and asset-backed securities as of both December 31, 2017 and 2016, and the net asset value of this fund was approximately $1.00 per unit.  As of December 31, 2017 and 2016 the cash collateral received is reflected at its fair value of $7.3 million in the 2017 and 2016 Statements of Net Assets Available for Benefits, respectively.

Non-cash collateral of $2.4 million and $4.3 million received for securities on loan at December 31, 2017 and December 31, 2016, respectively, consisted of U.S. government and government agency issues, equity securities, and corporate and other obligations held by the Trustee on behalf of the Plan. Non-cash collateral is not included with the collateral balance on the 2017 and 2016 Statements of Net Assets Available for Benefits because it may not be sold or repledged.  A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Trustee in its capacity as a security agent.  Securities lending income allocated to the Plan amounted to $29 thousand and $38 thousand for 2017 and 2016, respectively.  Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

7.Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

8.Tax Status of the Plan

The Internal Revenue Service (IRS) has determined and informed the Plan sponsor by a letter dated February 6, 2017 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC).  The Plan sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

9.	Parties-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2017 and 2016, the Plan held shares of registered investment companies of SSgA, and participation units in common-collective trusts and short-term investment funds of State Street Bank and Trust Company, the Plan Custodian and Charles Schwab, the brokerage provider; loans with participants; shares of common stock, shares of registered investment companies, units of common-collective trusts, fixed income securities, or bonds managed by AllianceBernstein, Northern Trust Corporation, Loomis Sayles, and Vanguard, investment managers for the Plan; shares of common stock, bonds, individual separate accounts or interest rate wrapper contracts of Prudential, Transamerica, and Metlife, issuers of the Plan’s fully benefit-responsive contracts; shares of registered investment companies in various affiliates of Voya Institutional Plan Services, LLC, the recordkeeper; shares of common stock of Edward Lifesciences Corporation, Cardinal, and shares of common stock and bonds of Shire, entities the Company has either previously spun off or acquired operations that the Company previously spun off. The Plan held shares of common stock of Baxter, the Plan Sponsor. At December 31, 2017 and 2016, the Plan, inclusive of shares within the Plan’s self-managed fund, held 2,226,706 and 2,396,964 shares of common stock of Baxter, valued at $143,934,306 and $106,281,457, respectively. Approximately $1 million of dividend income was received in 2017 and 2016 related to shares of Baxter common stock held by the Plan. Additionally, at December 31, 2017 and 2016, the Plan held notes receivable from participants of $35,829,168 and $36,064,666, respectively. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

10.	Subsequent Event

Effective January 1, 2018, the Baxter Plan eliminated the Cardinal Common Stock Fund, the Edwards Lifesciences Common Stock Fund, and the Shire Stock Fund (collectively the “Funds”).  Any dollars that were invested in these Funds automatically liquidated on January 1, 2018 and were reinvested in the Plan’s qualified default investment alternative.  Actual common shares held in these funds were liquidated as of December 31, 2017 and the balances in these funds as of that date consisted of cash balances only.

Additionally, effective January 1, 2018, participant balances in the Baxter Common Stock Fund are limited to no more than 25 percent of the participant’s total Plan account balance, subject to certain grandfathering exceptions for those participants whose balances exceed 25 percent as of the effective date.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

Plan participants were given advance notice of the fund changes noted above and were allowed to reinvest their funds prior to the effective date.

In January 2018, the Company announced changes to its U.S. pension plans. The Company spun off the assets and liabilities of the qualified defined benefit pension plan attributable to current employees into a new plan and will freeze the pay and service amounts used to calculate pension benefits for active participants in the U.S. pension plans as of December 31, 2022.  In connection with this announcement, the Company amended the Plan to provide five years of transition contributions to active participants in the U.S. pension plans that were still employed by the Company as of December 31, 2017 and who remain employed at the end of each of the five transition contribution years.  These additional benefits will begin accruing on January 1, 2023.  Eligible participants will receive transition benefit contributions under the Plan of (a) 20% of an employee’s eligible annual compensation (to $60,000), and (b) 3% of eligible annual compensation over $60,000 for each of the five years beginning January 1, 2023. Payment of these transition contributions is subject to satisfaction of related eligibility requirements as of each payment date.

SUPPLEMENTAL SCHEDULE

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Cash & Cash Equivalents:
	Freddie Mac Discount Nt Discount Not	0.01% 21 Feb 2018	-	$2,787,224
	Freddie Mac Discount Nt Discount Not	0.01% 22 Feb 2018	-	1,024,249
	Cash Mgmt Bill	0.01% 2 Jan 2018	-	1,810,003
	US Dollar	Cash	-	(442,985)
	CAD Dollar	Cash	-	4,543
*	State Street Bank & Trust Co	Short-term Investment Fund	-	2,437,653
*	State Street Bank & Trust Co	Short-term Investment Fund	-	1,956,748
*	State Street Bank & Trust Co	Short-term Investment Fund	-	16,085
*	State Street Bank & Trust Co	Short-term Investment Fund	-	2,612,696
*	State Street Bank & Trust Co	Short-term Investment Fund	-	85,919
*	State Street Bank & Trust Co	Short-term Investment Fund	-	756,280
*	State Street Bank & Trust Co	Short-term Investment Fund	-	20,219,865
*	State Street Bank & Trust Co	Short-term Investment Fund	-	2,842,706
*	State Street Bank & Trust Co	Short-term Investment Fund	-	4,137,288
*	State Street Bank & Trust Co	Short-term Investment Fund	-	22,447,130
*	State Street Bank & Trust Co	Short-term Investment Fund	-	803,955
*	State Street Bank & Trust Co	Short-term Investment Fund	-	1,071
*	State Street Bank & Trust Co	Short-term Investment Fund	-	30,927,140
	Cash & Cash Equivalents		-	94,427,570
	Common Stock:
	Abbvie Inc Common Stock	Common Stock	-	2,086,285
	Activision Blizzard Inc Common Stock	Common Stock	-	2,891,535
	Adidas Ag Sponsored	Common Stock	-	618,739
	Adobe Systems Inc Common Stock	Common Stock	-	6,250,851
	Albemarle Corp Common Stock	Common Stock	-	2,932,754
	Alexion Pharmaceuticals Inc Common Stock	Common Stock	-	1,932,717
	Alibaba Group Holdings Sp	Common Stock	-	9,454,351
	Allergan Plc Common Stock	Common Stock	-	1,690,360
	Alphabet Inc Cl A Common Stock	Common Stock	-	6,156,518
	Alphabet Inc Cl A Common Stock	Common Stock	-	358,481
	Alphabet Inc Cl C Common Stock	Common Stock	-	6,187,859
	Amazon.Com Inc Common Stock	Common Stock	-	10,969,262
	Antero Resources Corp Common Stock	Common Stock	-	546,318
	Aon Plc Common Stock	Common Stock	-	356,880
	Apple Inc Common Stock	Common Stock	-	13,094,216
	Applied Materials Inc Common Stock	Common Stock	-	368,101
	Bank of America Corp Common Stock	Common Stock	-	704,669
*	Baxter International Inc Common Stock	Common Stock	-	143,451,625
	Berkshire Hathaway Inc Cl B Common Stock	Common Stock	-	439,930
	Biomarin Pharmaceutical Inc Common Stock	Common Stock	-	2,692,727
	Boeing Co/The Common Stock	Common Stock	-	6,231,940
	Booking Holidngs Inc Common Stock	Common Stock	-	2,864,275
	Bp Plc Spons	Common Stock	-	402,147
	Bristol Myers Squibb Co Common Stock	Common Stock	-	4,845,222
	Broadcom Ltd Common Stock	Common Stock	-	4,092,513

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Capital One Financial Corp Common Stock	Common Stock	-	550,065
Caterpillar Inc Common Stock	Common Stock	-	1,261,216
CBS Corp Class B Non Voting Common Stock	Common Stock	-	439,392
Celgene Corp Common Stock	Common Stock	-	3,434,311
Charter Communications Inc A Common Stock	Common Stock	-	3,367,929
Chubb Ltd Common Stock	Common Stock	-	468,464
Citigroup Inc Common Stock	Common Stock	-	638,563
Concho Resources Inc Common Stock	Common Stock	-	2,141,012
Corning Inc Common Stock	Common Stock	-	1,431,018
Costco Wholesale Corp Common Stock	Common Stock	-	3,916,319
Crown Castle Intl Corp Reit	Common Stock	-	1,394,816
Delta Air Lines Inc Common Stock	Common Stock	-	439,146
Eog resources Inc Common Stock	Common Stock	-	1,811,865
Estee Lauder Companies Cl A Common Stock	Common Stock	-	3,764,286
Exelon Corp Common Stock	Common Stock	-	322,655
Facebook Inc Common Stock	Common Stock	-	9,766,698
First Data Corp Class A Common Stock	Common Stock	-	535,690
Flex Ltd Common Stock	Common Stock	-	511,066
Fluor Corp Common Stock	Common Stock	-	471,265
Freeport McMoran Inc Common Stock	Common Stock	-	265,571
Goldman Sachs Group Inc Common Stock	Common Stock	-	3,978,259
Goodyear Tire + Rubber Co Common Stock	Common Stock	-	392,009
Home Depot Inc Common Stock	Common Stock	-	4,883,388
Illumina Inc Common Stock	Common Stock	-	2,440,534
Inditex Unspon	Common Stock	-	1,411,472
Intel Corp Common Stock	Common Stock	-	389,301
International Paper Co Common Stock	Common Stock	-	517,226
Jpmorgan Chage + Co Common Stock	Common Stock	-	4,745,486
Kering Unspondered	Common Stock	-	2,928,798
Keysight Technologies In Common Stock	Common Stock	-	375,464
Marriott International Cl A Common Stock	Common Stock	-	5,988,640
Marsh + Mclennan Cos Common Stock	Common Stock	-	289,019
Mastercard Inc A Common Stock	Common Stock	-	7,544,212
McDonald's Corp Common Stock	Common Stock	-	5,153,142
Merck + Co. Inc. Common Stock	Common Stock	-	469,015
Metlife Inc Common Stock	Common Stock	-	416,435
Micro Focus Intl Spn	Common Stock	-	371,092
Micron Technology Inc Common Stock	Common Stock	-	277,842
Microsoft Corp Common Stock	Common Stock	-	8,992,535
Microsoft Corp Common Stock	Common Stock	-	392,352
Monster Beverage Corp Common Stock	Common Stock	-	2,843,031
Morgan Stanley Common Stock	Common Stock	-	2,410,350
Netflix Inc Common Stock	Common Stock	-	7,828,845
Nvidia Corp Common Stock	Common Stock	-	4,520,722
Occidental Petroleum Corp Common Stock	Common Stock	-	515,874
Oracle Corp Common Stock	Common Stock	-	480,361
Parker Hannifin Corp Common Stock	Common Stock	-	4,520,041

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Paypal Holdings Inc Common Stock	Common Stock	-	3,614,239
	Pentair Plc Common Stock	Common Stock	-	487,617
	Pfizer Inc Common Stock	Common Stock	-	510,902
	Red Hat Inc Common Stock	Common Stock	-	3,483,752
	S+P Global Inc Common Stock	Common Stock	-	2,643,965
	Sabre Corp Common Stock	Common Stock	-	264,898
	Salesforce.Com Inc Common Stock	Common Stock	-	6,092,436
	Splunk Inc Common Stock	Common Stock	-	2,153,721
	Tencet Holdings Ltd	Common Stock	-	8,519,592
	Tesla Inc Common Stock	Common Stock	-	3,835,264
	Thermo Fisher Scientific Inc Common Stock	Common Stock	-	468,245
	Total SA Spon	Common Stock	-	605,264
	Unitedhealth Group Inc Common Stock	Common Stock	-	2,942,043
	Vertex Pharmceuticals Inc Common Stock	Common Stock	-	2,377,865
	Visa Inc Class A Shares Common Stock	Common Stock	-	7,136,411
	Vodafone Group Plc Sp	Common Stock	-	467,273
	Walmart Inc Common Stock	Common Stock	-	496,776
	Workday Inc Class A Common Stock	Common Stock	-	2,577,956
	Common Stock		-	392,305,284
**	U.S. Government and Government Agency Issues:
	Abu Dhabi Govt Int L Sr Unsecured	2.5% 11 Oct 2022	-	217,503
	Fed Hm Ln Pc Pool C48827 FG	6% 01 March 2031	-	839
	Fed Hm Ln Pc Pool G12334 FG	5% 01 Sep 2021	-	18,424
	Fed Hm Ln Pc Pool Q29797 Fg	3.5% 01 Nov 2044	-	74,892
	Fed Hm Ln Pc Pool Q35223 FG	4% 01 Aug 2045	-	48,607
	Fed Hm Ln Pc Pool Q39583 Fg	4.5% 11 Mar 2046	-	22,713
	Fed Hm Ln Pc Pool Q45166 Fg	3.5% 01 Dec 2046	-	541,301
	Fed Hm Ln PC Pool Q46343 FG	4% 01 Feb 2047	-	545,309
	Fed Hm Ln Pc Pool Q46522 Fg	3.5% 01 Mar 2047	-	34,817
	Fed Hm Ln PC Pool Q47881 FG	4% 01 May 2047	-	25,142
	Fed Hm Ln PC Pool Q48185 FG	4% 01 May 2047	-	72,473
	Fed Hm Ln PC Pool Q48734 FG	4% 01 Jun 2047	-	86,725
	Fed Hm Ln PC Pool Q48748 FG	4% 01 Jun 2047	-	69,524
	Fed Hm Ln Pc Pool Q50232 Fg	3.5% 01 Aug 2047	-	54,991
	Fed Hm Ln Pc Pool Q50240 Fg	4.5% 01 Aug 2047	-	46,863
	Fed Hm Ln Pc Pool Q51179 Fg	3.5% 01 Oct 2047	-	126,537
	Fed Hm Ln Pc Pool Q51697 Fg	3.5% 01 Nov 2047	-	80,923
	Fed Hm Ln Pc Pool Q51803 Fg	3.5% 01 Nov 2047	-	55,822
	Fed Hm Ln Pc Pool Q52122 Fg	3.5% 01 Nov 2047	-	60,951
	Fed Hm Ln Pc Pool Q52334 Fg	3.5% 01 Nov 2047	-	45,585
	Fed Hm Ln Pc Pool Q52872 Fg	3.5% 01 Dec 2047	-	66,037
	Fed Hm Ln Pc Pool V82504 FG	3% 01 July 2046	-	98,058
	Fnma Pool 256398 Fn	6% 01 Sep 2021	-	4,866
	Fnma Pool 725690 Fn	6% 01 Aug 2034	-	46,966
	Fnma Pool 748115 Fn	6% 01 Oct 2033	-	16,738
	Fnma Pool 815316 Fn	5.5% 01 May 2035	-	73,910
	Fnma Pool 885504 Fn	6% 01 Jun 2021	-	10,852

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Fnma Pool 902793 Fn	6.5% 01 Nov 2036	-	18,852
Fnma Pool Ah4008 Fn	4% 01 Mar 2041	-	206,582
Fnma Pool Al8704 Fn	4% 01 May 2046	-	89,328
Fnma Pool Ap6604 Fn	3% 01 Sep 2042	-	489,667
Fnma Pool Aq9715 Fn	3% 01 Jan 2043	-	63,964
Fnma Pool As3867 Fn	4% 01 Nov 2044	-	303,722
Fnma Pool As6582 Fn	3.5% 01 Feb 2046	-	60,171
Fnma Pool As7409 Fn	4.5% 01 Jun 2046	-	129,261
Fnma Pool As7738 Fn	3% 01 Aug 2046	-	70,157
Fnma Pool As8073 Fn	2.5% 01 Oct 2046	-	89,435
Fnma Pool As8686 Fn	3% 01 Jan 2047	-	62,191
Fnma Pool As9949 Fn	3.5% 01 Apr 2046	-	150,152
Fnma Pool Au4359 Fn	4.5% 01 Sep 2043	-	110,850
Fnma Pool Aw0206 Fn	4.5% 01 Feb 2044	-	61,389
Fnma Pool Ax5231 Fn	4.5% 01 Nov 2044	-	34,144
Fnma Pool Ay6582 Fn	3.5% 01 Feb 2045	-	78,516
Fnma Pool Bc1170 Fn	4.5% 01 Jun 2046	-	49,549
Fnma Pool Bc2614 Fn	3% 01 Oct 2046	-	59,746
Fnma Pool Bc3473 Fn	3.5% 01 Jan 2046	-	53,984
Fnma Pool Bc7230 Fn	3.5% 01 Apr 2046	-	48,028
Fnma Pool Bc8972 Fn	3% 01 Jul 2046	-	463,152
Fnma Pool Bc9081 Fn	3% 01 Dec 2046	-	66,628
Fnma Pool Bd1410 Fn	3.5% 01 Jun 2046	-	47,236
Fnma Pool Bd2217 Fn	4.5% 01 Jul 2046	-	14,901
Fnma Pool Bd3032 Fn	3.5% 01 Sep 2046	-	41,364
Fnma Pool Bd6459 Fn	3.5% 01 Sep 2046	-	64,589
Fnma Pool Bd8318 Fn	3.5% 01 Dec 2046	-	57,944
Fnma Pool Bd9324 Fn	3.5% 01 Oct 2046	-	37,310
Fnma Pool Bd9442 Fn	3.5% 01 Nov 2046	-	37,757
Fnma Pool Be0215 Fn	3.5% 01 Jan 2047	-	37,677
Fnma Pool Be1670 Fn	4% 01 Oct 2046	-	60,994
Fnma Pool Be2944 Fn	4% 01 Dec 2046	-	472,216
Fnma Pool Be4442 Fn	3% 01 Nov 2046	-	33,877
Fnma Pool Be4446 Fn	3.5% 01 Nov 2046	-	43,347
Fnma Pool Be6469 Fn	3% 01 Dec 2046	-	72,718
Fnma Pool Be7159 Fn	4% 01 Feb 2047	-	68,033
Fnma Pool Be7912 Fn	3% 01 Feb 2047	-	72,934
Fnma Pool Be8213 Fn	3.5% 01 Apr 2047	-	95,322
Fnma Pool Be9612 Fn	3.5% 01 Jun 2047	-	40,284
Fnma Pool Bf0175 Fn	2.5% 01 Jan 2057	-	153,739
Fnma Pool Bh0156 Fn	3.5% 01 Mar 2047	-	68,511
Fnma Pool Bh4266 Fn	4% 01 Jun 2047	-	105,313
Fnma Pool Bh5863 Fn	4.5% 01 May 2047	-	83,532
Fnma Pool Bh6738 Fn	3.5% 01 Aug 2047	-	52,621
Fnma Pool Bh7892 Fn	4% 01 Nov 2047	-	41,549
Fnma Pool Bh9314 Fn	3.5% 01 Sep 2047	-	55,341
Fnma Pool Bj0428 Fn	4% 01 Oct 2047	-	45,858

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Fnma Pool Bj0466 Fn	4% 01 Nov 2047	-	72,959
Fnma Pool Ma0734 Fn	4.5% 01 May 2031	-	116,136
Fnma Pool Ma2781 Fn	2.5% 01 Oct 2046	-	962,678
Fnma Pool Ma2854 Fn	2.5% 01 Dec 2046	-	155,057
Fnma Tba 30 Yr 4.5 Single Family Mortgage	4.5% 13 Feb 2048	-	1,220,119
Freddie Mac Notes	6.25% 15 July 2032	-	55,349
Gnma Ii Pool 710082	4.7% 20 Jul 2061	-	22,536
Gnma Ii Pool 710089	4.7% 20 Oct 2061	-	19,260
Gnma Ii Pool 751415	4.58% 20 Aug 2061	-	16,104
Gnma Ii Pool 756731	4.68% 20 Mar 2062	-	12,464
Gnma Ii Pool 766519	4.66% 20 May 2062	-	33,672
Gnma Ii Pool 766522	4.52% 20 Nov 2062	-	49,859
Gnma Ii Pool 766544	4.49% 20 Dec 2062	-	49,812
Gnma Ii Pool 766549	4.62% 20 Jul 2062	-	64,659
Gnma Ii Pool 767659	4.64% 20 Sep 2063	-	134,406
Gnma Ii Pool 771800	4.63% 20 Jan 2064	-	58,509
Gnma Ii Pool 798510	4.63% 20 Jan 2064	-	109,693
Gnma Ii Pool Aa1698	4.39% 20 Feb 2063	-	82,309
Gnma Ii Pool Aa7548	4.63% 20 Apr 2064	-	193,165
Gnma Ii Pool Ab8466	3.18% 20 Sep 2063	-	256,605
Gnma Ii Pool Ac0988	4.42% 20 Jul 2063	-	35,914
Gnma Ii Pool Ac9906	4.23% 20 May 2063	-	31,768
Gnma Ii Pool Ac9910	4.5% 20 July 2063	-	35,871
Gnma Ii Pool Ah1430	4.57% 20 Apr 2065	-	67,261
Gnma Ii Pool An4723	4.47% 20 May 2065	-	185,450
Kuwait Intl Bond Sr Unsecured 144A	3.5% 20 Mar 2027	-	415,750
Mex Bonos Desarr Fix Rt Bonds	6.5% 10 Jun 2021	-	438,246
Mex Bonos Desarr Fix Rt Bonds	5.75% 05 Mar 2026	-	797,721
Oman Gov Interntl Bond Sr Unsecured 144A	3.88% 08 Mar 2022	-	198,465
Republica Orient Uruguay Sr Unsecured 144A	8.5% 15 Mar 2028	-	77,238
Saudi International Bond Sr Unsecured 144A	3.25% 26 Oct 2026	-	275,627
Saudi International Bond Sr Unsecured 144A	4.5% 26 Oct 2046	-	196,887
Tenn Valley Authority Sr Unsecured	4.88% 15 Jan 2048	-	109,181
Tenn Valley Authority Sr Unsecured	5.25% 15 Sep 2039	-	153,013
Tenn Valley Authority Sr Unsecured	6.25% 15 Sep 2060	-	68,390
Tenn Valley Authority Sr Unsecured	4.25% 15 Sep 2065	-	244,898
Tsy Infl Ix N	1% 15 Feb 2046	-	1,645,484
Tsy Infl Ix N/B	0.75% 15 Feb 2045	-	1,661,509
Tsy Infl Ix N/B	0.88% 15 Feb 2047	-	649,400
Tsy Infl Ix N/B	0.25% 15 Jan 2025	-	224,000
Tsy Infl Ix N/B	0.13% 15 Apr 2018	-	2,843,871
Tsy Infl Ix N/B	0.13% 15 Jul 2024	-	1,179,772
Us Treasury N/B	3.75% 15 Nov 2043	-	699,320
Us Treasury N/B	3.63% 15 Feb 2044	-	276,715
Us Treasury N/B	2.75% 15 Nov 2047	-	167,964
Us Treasury N/B	2.25% 31 Dec 2024	-	1,353,905
Us Treasury N/B	1.38% 31 Oct 2020	-	43,672

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Us Treasury N/B	2.13% 31 Dec 2022	-	1,340,872
	Us Treasury N/B	1% 31 Dec 2017	-	853,243
	Us Treasury N/B	0.88% 31 Mar 2018	-	34,481
	Us Treasury N/B	0.63% 30 Jun 2018	-	687,627
	Us Treasury N/B	0.75% 31 Jul 2018	-	382,806
	Us Treasury N/B	0.75% 30 Sep 2018	-	1,522,959
	Us Treasury N/B	0.75% 31 Oct 2018	-	83,154
	Us Treasury N/B	1% 30 Jun 2019	-	1,052,046
	Us Treasury N/B	0.75% 28 Feb 2018	-	2,631,233
	Us Treasury N/B	2.25% 15 Feb 2027	-	219,029
	U.S. Government and Government Agency Issues		-	33,781,898
**	Corporate and Other Obligations:
	Acwa Power Mgmt Invst Sr Secured 144A	5.95% 15 Dec 2039	-	201,957
	Ally Financial Inc Sr Unsecured	3.75% 18 Nov 2019	-	134,843
	Amazon.Com Inc Sr Unsecured 144A	4.25% 22 Aug 2057	-	247,495
	Amc Networks Inc Company Guar	4.75% 01 Aug 2025	-	63,555
	Americredit Automobile Receiva Amcar 2015 4 B	2.11% 08 Jan 2021	-	93,659
	Americredit Automobile Receiva Amcar 2015 4 C	2.88% 07 Jul 2021	-	64,671
	Americredit Automobile Receiva Amcar 2016 2 A	1.6% 09 Nov 2020	-	19,696
	Americredit Automobile Receiva Amcar 2016 2 B	2.21% 10 may 2021	-	14,786
	Americredit Automobile Receiva Amcar 2017 1 A	1.87% 18 Aug 2021	-	34,414
	Americredit Automobile Receiva Amcar 2017 2 A	1.98% 20 Dec 2021	-	24,563
	Amerigas Part/Fin Corp Sr Unsecured	5.5% 20 May 2025	-	14,944
	At+T Inc Sr Unsecured	4.35% 15 Jun 2045	-	4,550
	At+T Inc Sr Unsecured	4.75% 15 May 2046	-	14,471
	At+T Inc Sr Unsecured	4.5% 09 Mar 2048	-	52,682
	At+T Inc Sr Unsecured	5.25% 01 Mar 2037	-	78,244
	At+T Inc Sr Unsecured	5.45% 01 Mar 2047	-	94,882
	At+T Inc Sr Unsecured	5.7% 01 Mar 2057	-	97,503
	Avis Budget Rental Car Funding Aesop 2016 1A A 144A	2.99% 20 Jun 2022	-	109,179
	Avis Budget Rental Car Funding Aesop 2017 1A A 144A	3.07% 20 Sep 2023	-	149,060
	Banco Santander Chile Sr Unsecured 144A	3.88% 20 Sep 2022	-	205,033
	Bank Of America Corp Sr Unsecured	5.63% 01 Jul 2020	-	335,782
	Bank Of America Corp Sr Unsecured	5% 13 may 2021	-	143,533
	Barclays Plc Sr Unsecured	2.875% 08 Jun 2020	-	455,127
	Bharti Airtel Internatio Company Guar 144A	5.35% 20 May 2024	-	212,598
	Biogen Inc Sr Unsecured	2.9% 15 Sep 2020	-	59,991
	Braskem America Finance Company Guar 144A	7.13% 22 Jul 2041	-	386,549
	Cardtronics Inc / Usa Company Guar 144A	5.5% 01 May 2025	-	17,805
	Cbre Services Inc Company Guar	5% 15 Mar 2023	-	65,932
	Chs/Community Health Sys Sr Secured	6.25% 31 Mar 2023	-	53,266
	Citigroup Inc Sr Unsecured	2.65% 26 Oct 2020	-	158,354
	Citigroup Inc Sr Unsecured	2.05% 07 Dec 2018	-	103,464
	Citigroup Inc Subordinated	4.05% 30 Jul 2022	-	169,398
	Cnh Industrial Cap Llc Company Guar	4.38% 05 Apr 2022	-	81,751
	Colony American Finance Ltd Cafl 2015 1 A 144A	2.9% 15 Oct 2047	-	143,505
	Comm Mortgage Trust Comm 2013 Gam A2 144A	3.37% 10 Feb 2028	-	99,508

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Comm Mortgage Trust Comm 2016 Sava A 144A	3.15% 15 Oct 2034	-	136,593
Comm Mortgage Trust Comm 2016 Sava C 144A	4.43% 15 Oct 2034	-	98,882
Contl Airlines 2007 1 Pass Thru Ce	5.98% 19 Oct 2023	-	231,964
Contl Airlines 2012 2 A Pass Thru Ce	4% 29 Apr 2026	-	139,384
Cps Auto Trust Cps 2015 C C 144A	3.42% 16 Aug 2021	-	148,613
Cumberland Farms Sr Unsecured 144A	6.75% 01 May 2025	-	20,912
Discovery Communications Company Guar	5% 20 Sep 2037	-	76,651
Discovery Communications Company Guar	5.2% 20 Sep 2047	-	77,215
Drive Auto Receivables Trust Drive 2016 Ba B 144A	2.56% 15 Jun 2020	-	15,782
Drive Auto Receivables Trust Drive 2017 1 B	2.36% 15 Mar 2021	-	29,619
Drive Auto Receivables Trust Drive 2017 Aa B 144A	2.51% 15 jan 2021	-	29,675
Drive Auto Receivables Trust Drive 2017 Aa C 144A	2.98% 18 Jan 2022	-	34,756
El Puerto De Liverpool Company Guar 144A	3.88% 06 Oct 2026	-	274,098
Embarq Corp Sr Unsecured	8% 01 Jun 2036	-	134,299
Embraer Netherlands Fina Company Guar	5.05% 15 jun 2025	-	115,015
Enel Americas Sa Sr Unsecured	4% 25 Oct 2026	-	30,059
Enel Generacion Chile Sa Sr Unsecured	4.25% 15 Apr 2024	-	46,376
Energy Transfer Partners Company Guar	6.05% 01 Jun 2041	-	295,929
Energy Transfer Partners Company Guar	5.2% 01 Feb 2022	-	42,125
Ensco Plc Sr Unsecured	4.5% 01 Oct 2024	-	49,715
Ensco Plc Sr Unsecured	5.75% 01 Oct 2044	-	54,055
Equifax Inc Sr Unsecured	7% 01 Jul 2037	-	187,918
Ew Scripps Co Company Guar 144A	5.125% 15 May 2025	-	19,630
Exeter Automobile Receivables Eart 2016 1A A 144A	2.35% 15 Jul 2020	-	7,572
Exeter Automobile Receivables Eart 2017 1A A 144A	1.96% 15 Mar 2021	-	22,725
Fanniemae Aces Fna 2015 M15 A2	2.92% 25 Oct 2025	-	138,953
Fanniemae Aces Fna 2015 M17 A2	2.94% 25 Nov 2025	-	59,959
Fanniemae Aces Fna 2016 M4 A2	2.58%25 Mar 2026	-	91,888
Fanniemae Aces Fna 2017 M3 A2	2.49% 25 Dec 2026	-	71,880
Fhlmc Multifamily Structured P Fhms K050 A2	3.33% 25 Aug 2025	-	66,688
Fhlmc Multifamily Structured P Fhms K051 A2	3.31% 25 Sep 2025	-	51,194
Fhlmc Multifamily Structured P Fhms K052 A2	3.15% 25 Nov 2025	-	76,006
Fhlmc Multifamily Structured P Fhms K053 A2	3.0% 25 Dec 2025	-	50,104
Fhlmc Multifamily Structured P Fhms K057 A2	2.57% 25 Jul 2026	-	101,871
Fhlmc Multifamily Structured P Fhms K058 A2	2.65% 25 Aug 2026	-	19,496
Fhlmc Multifamily Structured P Fhms K061 A2	3.35% 25 Nov 2026	-	61,539
Fhlmc Multifamily Structured P Fhms K062 A2	3.41% 25 Dec 2026	-	46,358
Fhlmc Multifamily Structured P Fhms K063 A2	3.43% 25 Jan 2027	-	51,572
Fhlmc Multifamily Structured P Fhms K725 A2	3.0% 25 Jan 2024	-	70,577
Fhlmc Multifamily Structured P Fhms K727 A2	2.95% 25 Jul 2024	-	110,455
Fhlmc Multifamily Structured P Fhms Kplb A	2.77% 25 May 2025	-	68,836
Ford Motor Credit Co Llc Sr Unsecured	5.75% 01 Feb 2021	-	321,278
Ford Motor Credit Co Llc Sr Unsecured	5% 15 May 2018	-	388,615
Freeport Mcmoran Inc Company Guar	2.38% 15 Mar 2018	-	73,888
Freeport Mcmoran Inc Company Guar	6.88% 15 Feb 2023	-	220,413
Frontier Communications Sr Unsecured	7.88% 15 Jan 2027	-	43,328
Gamestop Corp Company Guar 144A	5.5% 01 Oct 2019	-	140,341

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
General Motors Co Sr Unsecured	5% 01 Apr 2035	-	287,466
General Motors Co Sr Unsecured	5.2% 01 Apr 2045	-	10,423
Goldman Sachs Group Inc Sr Unsecured	6.15% 01 Apr 2018	-	194,374
Goldman Sachs Group Inc Sr Unsecured	5.25% 27 Jul 2021	-	192,431
Goldman Sachs Group Inc Subordinated	6.75% 01 Oct 2037	-	26,409
Gp Portfolio Trust Gppt 2014 Gpp D 144A	4.48% 15 Feb 2027	-	177,978
Grupo Televisa Sab Sr Unsecured	7.25% 14 May 2043	-	76,401
Gs Mortgage Securities Trust Gsms 2011 Gc5 C 144A	5.4% 10 Aug 2044	-	62,469
Hologic Inc Company Guar 144A	4.38% 15 Oct 2025	-	15,018
Hp Enterprise Co Sr Unsecured	3.6% 15 Oct 2020	-	135,961
Hp Enterprise Co Sr Unsecured	6.2% 15 Oct 2035	-	166,097
Hyundai Capital America Sr Unsecured 144A	3% 30 Oct 2020	-	196,964
Infraestructura Energeti Sr Unsecured 144A	4.88% 14 Jan 2048	-	189,637
Intl Lease Finance Corp Sr Unsecured	6.25% 15 May 2019	-	423,801
Intl Lease Finance Corp Sr Unsecured	5.88% 01 Apr 2019	-	71,866
Istar Inc Sr Unsecured	5% 01 Jul 2019	-	89,221
Istar Inc Sr Unsecured	6.5% 01 Jul 2021	-	46,108
Jp Morgan Chase Commercial Mor Jpmcc 2014 Fl5 B 144A	2.83% 15 Jul 2031	-	58,687
Jp Morgan Chase Commercial Mor Jpmcc 2014 Fl5 C 144A	3.58% 15 Jul 2031	-	97,971
Jpmorgan Chase + Co Sr Unsecured	4.63% 10 May 2021	-	100,050
Jpmorgan Chase + Co Sr Unsecured	4.5% 24 Jan 2022	-	258,599
Jpmorgan Chase + Co Sr Unsecured	2.55% 29 Oct 2020	-	29,679
Jpmorgan Chase + Co Sr Unsecured	2.7% 18 May 2023	-	58,796
Kinder Morgan Ener Part Company Guar	4.3% 01 May 2024	-	133,511
Kinder Morgan Ener Part Company Guar	3.5% 01 Sep 2023	-	88,834
Kinder Morgan Ener Part Company Guar	4.15% 01 Feb 2024	-	117,647
Kindred Healthcare Inc Company Guar	8% 15 Jan 2020	-	117,560
Kla Tencor Corp Sr Unsecured	3.38% 01 Nov 2019	-	70,187
Koppers Inc Company Guar 144A	6% 15 Feb 2025	-	36,596
Lloyds Banking Group Plc Sr Unsecured	3.1% 06 Jul 2021	-	199,272
Mattel Inc Company Guar 144A	6.75% 31 Dec 2025	-	74,976
Methanex Corp Sr Unsecured	3.25% 15 Dec 2019	-	158,530
Mexichem Sab De Cv Company Guar 144A	6.75% 19 Sep 2042	-	249,561
Mill City Mortgage Trust Mcmlt 2015 2 A1 144A	3% 25 Sep 2057	-	53,603
Mill City Mortgage Trust Mcmlt 2016 1 A1 144A	2.5% 25 Apr 2057	-	69,588
Molex Electronics Tech Sr Unsecured 144A	2.88% 15 Apr 2020	-	69,064
Molex Electronics Tech Sr Unsecured 144A	3.9% 15 Apr 2025	-	75,434
Morgan Stanley Sr Unsecured	5.5% 26 Jan 2020	-	172,475
Morgan Stanley Sr Unsecured	2.65% 27 Jan 2020	-	222,944
Morgan Stanley Sr Unsecured	2.8% 16 Jun 2020	-	39,812
Morgan Stanley Sr Unsecured	3.7% 23 Oct 2024	-	208,953
Myriad Intl Holdings Bv Company Guar 144A	6% 18 Jul 2020	-	264,743
Myriad Intl Holdings Bv Company Guar 144A	4.85% 06 Jul 2027	-	204,564
Nabors Industries Inc Company Guar	5.1% 15 Sep 2023	-	230,573
Nabors Industries Inc Company Guar	5.5% 15 Jan 2023	-	47,841
National Rural Util Coop Subordinated 04/43 Var	4.75% 30 Apr 2043	-	154,923
Navient Corp Sr Unsecured	4.875% 17 Jun 2019	-	115,354

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Navient Corp Sr Unsecured	6.125% 25 Mar 2024	-	24,968
Newfield Exploration Co Sr Unsecured	5.75% 30 Jan 2022	-	168,478
Ooredoo Intl Finance Company Guar 144A	3.25% 21 Feb 2023	-	195,009
Owens Corning Company Guar	4.2% 01 Dec 2024	-	103,343
Perkinelmer Inc Sr Unsecured	5% 15 Nov 2021	-	116,982
Pertamina Persero Pt Sr Unsecured 144A	5.625% 20 May 2043	-	219,969
Petrobras Global Finance Company Guar	5.625% 20 May 2043	-	96,964
Petrobras Global Finance Company Guar	6.85% 31 Dec 2099	-	218,366
Post Holdings Inc Company Guar 144A	5.625% 15 Jan 2028	-	118,996
Qep Resources Inc Sr Unsecured	5.25% 01 May 2023	-	169,678
Quicken Loans Inc Company Guar 144A	5.75% 01 May 2025	-	137,827
Radian Group Inc Sr Unsecured	4.5% 01 Oct 2024	-	60,634
Range Resources Corp Company Guar	4.875% 15 May 2025	-	95,188
Rowan Companies Inc Company Guar	7.375% 15 Jun 2025	-	195,716
Rpm International Inc Sr Unsecured	6.125% 15 Oct 2019	-	139,685
Saci Falabella Sr Unsecured 144A	3.75% 30 Apr 2023	-	202,033
Santander Drive Auto Receivabl Sdart 2016 2 C	2.66% 15 Nov 2021	-	237,493
Santander Drive Auto Receivabl Sdart 2017 2 B	2.21% 15 Oct 2021	-	14,788
Sm Energy Co Sr Unsecured	6.5% 01 Jan 2023	-	176,074
Sm Energy Co Sr Unsecured	5.625% 01 Jun 2025	-	90,897
Sm Energy Co Sr Unsecured	6.75% 15 Sep 2026	-	10,160
Southern Copper Corp Sr Unsecured	5.875% 23 Apr 2045	-	190,627
Springleaf Finance Corp Company Guar	5.25% 15 Dec 2019	-	253,692
Sprint Capital Corp Company Guar	6.875% 15 Nov 2028	-	168,737
Starwood Property Trust Sr Unsecured 144A	4.75% 15 Mar 2025	-	122,376
Telefonica Emisiones Sau Company Guar	5.134% 27 Apr 2020	-	156,633
Telefonica Emisiones Sau Company Guar	5.462% 16 Feb 2021	-	160,051
Thai Oil Pcl Sr Unsecured 144A	4.875% 23 Jan 2043	-	215,738
Time Warner Cable Llc Sr Secured	0.05875 15 Nov 2040	-	37,459
Time Warner Cable Llc Sr Secured	5.5% 01 Sep 2041	-	164,499
Time Warner Cable Llc Sr Secured	4.5% 15 Sep 2042	-	83,292
Towd Point Mortgage Trust Tpmt 2015 2 1A12 144A	2.75% 25 Nov 2060	-	61,204
Towd Point Mortgage Trust Tpmt 2016 2 A1A 144A	2.75% 25 Aug 2055	-	94,092
Transelec Sa Sr Unsecured 144A	4.625% 26 Jul 2023	-	209,856
Universal Health Svcs Sr Secured 144A	3.75% 01 Aug 2019	-	50,122
Universal Health Svcs Sr Secured 144A	4.75% 01 Aug 2022	-	105,515
Valeant Pharmaceuticals Company Guar 144A	6.375% 15 Oct 2020	-	134,497
Venator Fin Sarl/Venator Company Guar 144A	5.75% 15 Jul 2025	-	36,423
Verizon Communications Sr Unsecured	2.45% 01 Nov 2022	-	125,697
Verizon Communications Sr Unsecured	2.946% 15 Mar 2022	-	14,886
Votorantim Cimentos Sa Company Guar 144A	7.25% 05 Apr 2041	-	213,311
Wf Rbs Commercial Mortgage Tru Wfrbs 2011 C4 D 144A	5.25% 15 Jun 2044	-	48,456
Whirlpool Corp Sr Unsecured	4.7% 01 Jun 2022	-	243,310
Whiting Petroleum Corp Sr Unsecured 144A	6.625% 15 Jan 2026	-	115,706
World Financial Network Credit Wfnmt 2012 A A	3.14% 17 Jan 2023	-	269,583
Corporate and Other Obligations		-	21,063,510
Synthetic Guaranteed Investment Contracts:

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Cash and Cash Equivalents:
*	State Street Bank & Trust Co	Short-term Investment Fund	-	1,143,150
*	State Street Bank & Trust Co	Short-term Investment Fund	-	2,688,262
*	State Street Bank & Trust Co	Short-term Investment Fund	-	3,267,823
	Australian Dollar	Cash	-	21
	U.S. Dollar	Cash	-	(55)
	Cash and Cash Equivalents		-	7,099,202
	U.S. Government and Government Agency Issues:
	Fed Hm Ln Pc Pool 1l 1L1358	3.5% 01 May 2036	-	441,106
	Fed Hm Ln Pool G01843 FG	6% 01 Jun 2035	-	204,561
	Fed Hm Ln Pool G03205 FG	5.5% 01 Jul 2035	-	37,307
	Fed Hm Ln Pool G08749 FG	4% 01 Feb 2047	-	405,199
	Fed Hm Ln Pool G12743 FG	5.5% 01 Aug 2022	-	30,809
	Fed Hm Ln Pool G60732 FG	4% 01 Feb 2046	-	738,263
	Fed Hm Ln Pool G60886 FG	4% 01 Jul 2044	-	573,698
	Fed Hm Ln Pool J16933 FG	3% 01 Oct 2026	-	14,905
	Fed Hm Ln Pool Q03572 FG	4% 01 Sep 2041	-	1,098,725
	Fed Hm Ln Pool Q11095 FG	3.5% 01 Sep 2042	-	1,579,514
	Fed Hm Ln Pool Q39715 FG	3.5% 01 Apr 2046	-	177,824
	Fed Hm Ln Pool Q43369 FG	3.5% 01 Oct 2046	-	346,730
	Fed Hm Ln Pool Q46343 FG	4% 01 Feb 2047	-	372,981
	Fed Hm Ln Pool Q51345 FG	3.5% 01 Oct 2047	-	153,004
	Fed Hm Ln Pool U92432 FG	4% 01 Feb 2044	-	243,749
	Fed Hm Ln Pool V82290 FG	4% 01 Apr 2046	-	371,129
	Fed Home Ln Discount nt Discount Not	0.01% 05 Jan 2018	-	5,288,529
	Fed Home Ln Discount nt Discount Not	0.01% 14 Feb 2018	-	4,164,308
	Fed Home Ln Discount nt Discount Not	0.01% 16 Feb 2018	-	6,236,640
	Fed Home Ln Discount nt Discount Not	0.01% 21 Feb 2018	-	5,764,710
	Fed Home Ln Discount nt Discount Not	0.01% 09 Mar 2018	-	1,925,207
	Fnma Pool 254693 Fn	5.5% 01 Apr 2033	-	69,973
	Fnma Pool 725222 Fn	5.5% 01 Feb 2034	-	84,750
	Fnma Pool 725423 Fn	5.5% 01 May 2034	-	65,481
	Fnma Pool 725424 Fn	5.5% 01 Apr 2034	-	29,047
	Fnma Pool 725690 Fn	6% 01 Aug 2034	-	27,544
	Fnma Pool 725946 Fn	5.5% 01 Nov 2034	-	74,790
	Fnma Pool 743132 Fn	5% 01 Oct 2018	-	16,045
	Fnma Pool 914789 Fn	3.45% 01 Apr 20137	-	437,395
	Fnma Pool 931745 Fn	5% 01 Aug 2024	-	567,538
	Fnma Pool 986148 Fn	5.5% 01 Jan 2038	-	558,756
	Fnma Pool AB5519 Fn	3.5% 01 Jul 2042	-	1,146,915
	Fnma Pool AB5688 Fn	3.5% 01 Jul 2037	-	362,945
	Fnma Pool AB6282 Fn	3.5% 01 Sep 2042	-	1,713,276
	Fnma Pool AB7016 Fn	4% 01 Nov 2042	-	1,084,973
	Fnma Pool AB9096 Fn	4% 01 Apr 2043	-	707,295
	Fnma Pool AE9758 Fn	4% 01 Dec 2040	-	340,921
	Fnma Pool Al0139 Fn	3.4% 01 Feb 2039	-	233,358
	Fnma Pool Al9848 Fn	3% 01 Mar 2047	-	1,511,521

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Fnma Pool AO4163 Fn	3.5% 01 Jun 2042	-	1,113,022
Fnma Pool AO8169 Fn	3.5% 01 Sep 2042	-	747,916
Fnma Pool AQ6238 Fn	3.5% 01 Dec 2042	-	338,312
Fnma Pool AR4445 Fn	3% 01 Mar 2043	-	334,089
Fnma Pool AR9225 Fn	3% 01 Mar 2043	-	1,325,615
Fnma Pool AS3867 Fn	4% 01 Nov 2044	-	340,158
Fnma Pool AS3955 Fn	4% 01 Dec 2044	-	2,618,861
Fnma Pool AS6922 Fn	3.5% 01 Apr 2046	-	2,629,302
Fnma Pool AS7023 Fn	4% 01 Apr 2046	-	1,370,269
Fnma Pool AS8028 Fn	2.5% 01 Sep 2031	-	1,090,043
Fnma Pool AS8483 Fn	3% 01 Dec 2046	-	3,920,629
Fnma Pool AU1628 Fn	3% 01 Jul 2043	-	1,266,437
Fnma Pool AU6109 Fn	4% 01 Sep 2043	-	320,108
Fnma Pool AU6743 Fn	4% 01 Oct 2043	-	715,307
Fnma Pool BC5980 Fn	3.5% 01 Apr 2046	-	230,808
Fnma Pool BD2440 Fn	3.5% 01 Jan 2047	-	1,007,597
Fnma Pool BD6399 Fn	3.5% 01 Sep 2046	-	399,587
Fnma Pool BD7074 Fn	3% 01 Mar 2047	-	1,470,764
Fnma Pool BD7595 Fn	4% 01 Sep 2046	-	242,911
Fnma Pool BD9698 Fn	3.5% 01 Dec 2046	-	350,856
Fnma Pool BE0183 Fn	3.5% 01 Dec 2046	-	348,428
Fnma Pool BE2929 Fn	3.5% 01 Dec 2046	-	675,923
Fnma Pool BE4503 Fn	3.5% 01 Dec 2046	-	405,794
Fnma Pool MA1217 Fn	4% 01 Oct 2042	-	688,931
Fnma Pool MA1404 Fn	3.5% 01 Apr 2043	-	719,109
Fnma Pool MA2994 Fn	3.5% 01 May 2047	-	1,465,117
Fnma Tba 30 Yr 3.5 Single Family Mortgage	3.5% 18 Jan 2048	-	2,117,855
Fnma Tba 30 Yr 4 Single Family Mortgage	4% 18 Jan 2048	-	2,164,134
Fnma Tba 30 Yr 4.5 Single Family Mortgage	4.5% 18 Jan 2048	-	4,214,011
Fnma Tba 30 Yr 4.5 Single Family Mortgage	4.5% 13 Mar 2048	-	(1,681,148)
Futures Cash Collateral Usd Held At Broker		-	127,076
Gnma Ii TBA 30Yr 3.5 Jumbos	3.5% 24 Jan 2048	-	1,197,026
New Jersey St Econ Dev Auth Re Njsdev	4.447% 15 Jun 2020	-	705,221
North Carolina State Education Ncsea 2011 2 A2	2.17% 25 Jul 2025	-	729,835
Ontario (Province Of) Sr Unsecured	4% 07 Oct 2019	-	1,900,630
Republic of Indonesia Sr Unsecured 144A	3.85% 18 Jul 2027	-	232,005
Republic Of Poland Sr Unsecured	6.375% 15 Jul 2019	-	40,812
Republica Orient Uruguay Sr Unsecured	4.375% 27 Oct 2027	-	448,374
Slm Student Loan Trust Slma 2012 7 A2	1.61% 25 Sep 2019	-	52,704
Tsy Infl Ix N/B	0.125% 15 Apr 2019	-	2,213,681
Tsy Infl Ix N/B	0.25% 15 Jan 2025	-	1,622,472
Tsy Infl Ix N/B	0.125% 15 Apr 2020	-	738,608
Tsy Infl Ix N/B	0.125% 15 Apr 2021	-	10,141,144
Tsy Infl IX Ts	0.375% 15 Jul 2025	-	2,247,127
United Mexican States Sr Unsecured	4.125% 21 Jan 2026	-	244,843
Us Treasury Frn	1.5103% 31 Jul 2019	-	3,852,566
Us Treasury N/B	1.88% 31 Jul 2022	-	5,165,286

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Us Treasury N/B	2.25% 15 Aug 2027	-	4,711,846
Us Treasury N/B	1.63% 31 Aug 2022	-	4,332,320
Us Treasury N/B	1.38% 15 Sep 2020	-	2,239,225
Us Treasury N/B	1.63% 15 Oct 2020	-	2,241,931
Us Treasury N/B	2% 31 Oct 2022	-	7,471,100
Us Treasury N/B	2% 30 Nov 2022	-	2,179,404
Us Treasury N/B	1.75% 31 May 2022	-	5,509,161
Us Treasury N/B	5.5% 15 Aug 2028	-	2,011,058
Us Treasury N/B	5.25% 15 Feb 2029	-	1,748,019
Us Treasury N/B	5.375% 15 Feb 2031	-	818,527
Us Treasury N/B	1.5% 31 Oct 2020	-	11,959,648
Us Treasury N/B	1.375% 31 Oct 2020	-	1,820,740
Us Treasury N/B	1% 31 Dec 2017	-	1,179,121
Us Treasury N/B	1.25% 31 Mar 2021	-	7,143,123
Us Treasury N/B	0.875% 31 Mar 2018	-	605,648
Us Treasury N/B	1.625% 15 May 2026	-	372,975
Us Treasury N/B	1.125% 30 Jun 2021	-	1,267,002
Us Treasury N/B	1.25% 30 Apr 2019	-	1,600,438
Us Treasury N/B	1.125% 30 Sep 2021	-	2,629,745
Us Treasury N/B	1.75% 30 Nov 2021	-	2,303,811
Us Treasury N/B	0.75% 31 Dec 2017	-	2,271,614
Us Treasury N/B	1.125% 31 Jan 2019	-	4,418,830
Us Treasury N/B	1.125% 28 Feb 2019	-	3,346,056
Us Treasury N/B	1.75% 31 May 2022	-	1,552,969
Us Treasury N/B	1.75% 30 Jun 2022	-	1,252,310
Us Treasury N/B	1.625% 31 Aug 2022	-	3,459,285
Us Treasury N/B	1.875% 30 Sep 2022	-	13,119,120
Us Treasury N/B	1.375% 30 Sep 2019	-	7,452,604
Us Treasury N/B	1.625% 15 Oct 2020	-	16,213,451
Us Treasury N/B	1.75% 15 Nov 2020	-	4,115,190
Us Treasury N/B	1.5% 31 Oct 2019	-	11,676,692
Us Treasury N/B	0.75% 31 Oct 2018	-	4,209,850
Us Treasury N/B	1% 30 Nov 2019	-	4,425,910
U.S. Government and Government Agency Issues		-	245,470,301
Corporate and Other Obligations:
21St Century Fox America Company Guar	4.5% 15 Feb 2021	-	391,675
Abbott Laboratories Sr Unsecured	2.9% 30 Nov 2021	-	632,899
Abbvie Inc Sr Unsecured	2.5% 14 May 2020	-	77,241
Abbvie Inc Sr Unsecured	3.2% 14 May 2026	-	393,478
Abn Amro Bank Nv Sr Unsecured 144A	2.5% 30 Oct 2018	-	531,200
Aig Global Funding Sr Secured 144A	1.95% 18 Oct 2019	-	443,716
Alexandria Real Estate E Company Guar	4.6% 01 Apr 2022	-	378,181
Alfa S.A. Sr Unsecured 144A	5.25% 25 Mar 2024	-	239,205
Alibaba Group Holding Sr Unsecured	2.5% 28 Nov 2019	-	390,968
Alibaba Group Holding Sr Unsecured	2.8% 06 Jun 2023	-	215,957
Ally Auto Receivables Trust Allya 2015 2 A3	1.49% 15 Nov 2019	-	151,443
Ally Master Owner Trust Amot 2015 3 A	1.63% 15 May 2020	-	615,606

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Altria Group Inc Company Guar	2.63% 14 Jan 2020	-	455,314
Amazon.Com Inc Sr Unsecured 144A	2.4% 22 Feb 2023	-	342,920
American Electric Power Sr Unsecured	3.2% 13 Nov 2027	-	296,269
American Express Co Sr Unsecured	2.2% 30 Oct 2020	-	763,721
American Express Credit Sr Unsecured	2.6% 14 Sep 2020	-	778,351
American Financial Group Sr Unsecured	3.5% 15 Aug 2026	-	367,269
American Honda Finance Sr Unsecured	2% 14 Feb 2020	-	383,047
American Intl Group Sr Unsecured	6.4% 15 Dec 2020	-	907,034
American Tower Corp Sr Unsecured	3.6% 15 Jan 2028	-	521,504
American Tower Corp Sr Unsecured	3% 15 Jun 2023	-	681,619
Americredit Automobile Receiva Amcar 2015 2 A3	1.27% 08 Jan 2020	-	112,694
Americredit Automobile Receiva Amcar 2016 4 A2A	1.34% 08 Apr 2020	-	270,373
Americredit Automobile Receiva Amcar 2017 1 A3	1.87% 18 Aug 2021	-	91,149
Amgen Inc Sr Unsecured	2.2% 22 May 2019	-	67,392
Amgen Inc Sr Unsecured	2.65% 11 May 2022	-	839,963
Amgen Inc Unsecured	3.2% 02 Nov 2027	-	533,553
Anheuser Busch Cos Llc Company Guar	5% 01 Mar 2019	-	29,782
Anheuser Busch Inbev Fin Company Guar	3.65% 01 Feb 2026	-	744,996
Apple Inc Sr Unsecured	2.25% 23 Feb 2021	-	115,371
Aptiv Plc Company Guar	3.15% 19 nov 2020	-	73,306
At+t Inc Sr Unsecured	4.45% 01 Apr 2024	-	243,349
At+t Inc Sr Unsecured	3.9% 14 Aug 2027	-	1,191,845
At+T Inc Sr Unsecured	3.2% 01 Mar 2022	-	374,580
Athene Global Funding Secured 144A	3% 01 Jul 2022	-	457,298
Athene Global Funding Secured 144A	2.75% 20 Apr 2020	-	486,332
Aust + Nz Banking Grp Ny Sr Unsecured	2.63% 09 Nov 2022	-	401,630
Autonation Inc Company Guar	3.5% 15 Nov 2024	-	533,156
Avalonbay Communities Sr Unsecured	3.2% 15 Jan 2028	-	167,800
Baker Hughes Llc/Co Obl Sr Unsecured 144A	2.77% 15 Dec 2022	-	648,905
Banc Of America Commercial Mor Bacm 2017 Bnk3 A2	3.12% 15 Feb 2050	-	620,788
Banco Santander Sa Sr Unsecured	3.5% 11 Apr 2022	-	196,292
Bank Of America Corp Sr Unsecured	2.37% 21 Jul 2021	-	754,277
Bank Of America Corp Sr Unsecured	3.82% 20 Jan 2028	-	393,274
Bank Of America Corp Sr Unsecured	2.88% 24 Apr 2023	-	385,585
Bank Of America Corp Sr Unsecured	2.503% 21 Oct 2022	-	557,100
Bank Of America Corp Sr Unsecured	2.151% 09 Nov 2020	-	450,326
Bank Of America Corp Sr Unsecured	2.39917% 15 Jan 2019	-	960,832
Bank Of America Corp Subordinated	4.2% 26 Aug 2024	-	247,326
Bank Of America Credit Card Tr Bacct 2014 A1 A	1.86% 15 Jun 2021	-	501,923
Bank Of Montreal Sr Unsecured	2.1% 12 Dec 2019	-	302,362
Bank Of Ny Mellon Corp Sr Unsecured	2.66% 16 May 2023	-	779,247
Bank Of The West Auto Trust Bwsta 2015 1 A3 144A	1.31% 15 Oct 2019	-	135,874
Bank Of The West Auto Trust Bwsta 2017 1A3 144A	2.11% 15 Jan 2023	-	239,354
Barclays Commercial Mortgage S Bbcms 2017 C1 A2	3.19% 15 Feb 2050	-	520,278
Barclays Dryrock Issuance Trus Drock 2014 3 A	2.41% 15 Jul 2022	-	1,015,239
Barclays Dryrock Issuance Trus Drock 2015 1 A	2.2% 15 Dec 2022	-	626,108
Barclays Dryrock Issuance Trus Drock 2015 4 A	1.72% 16 Aug 2021	-	312,369

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Barclays Plc Sr Unsecured	3.68% 10 Jan 2023	-	317,451
	Barrick Na Finance Llc Company Guar	4.4% 30 May 2021	-	81,509
*	Baxalta Inc Company Guar	3.6% 23 Jun 2022	-	359,320
	Bb Ubs Trust Bbubs 2012 Tft A 144A	2.89% 05 Jun 2030	-	549,040
	Bb+T Corporation Sr Unsecured	2.15% 01 Feb 2021	-	514,859
	Becton Dickinson And Co Sr Unsecured	2.68% 15 Dec 2019	-	246,337
	Biogen Inc Sr Unsecured	3.63% 15 Sep 2022	-	205,493
	Bmw Floorplan Master Owner Tru Bmwft 2015 1A A 144A	1.98% 15 Jul 2020	-	466,847
	Boeing Co Sr Unsecured	2.125% 01 Mar 2022	-	1,025,960
	Boston Properties Lp Sr Unsecured	4.125% 15 May 2022	-	352,104
	Bp Capital Markets Plc Company Guar	3.28% 19 Sep 2027	-	545,652
	Branch Banking + Trust Sr Unsecured	2.625% 15 Jan 2022	-	867,929
	Brighthouse Financial In Sr Unsecured 144A	3.7% 22 Jun 2027	-	265,058
	Brixmor Operating Part Sr Unsecured	3.65% 15 Jun 2024	-	402,159
	Broadcom Crp / Caymn Fi Company Guar 144A	3.88% 15 Jan 2027	-	167,653
	Broadcom Crp / Caymn Fi Company Guar 144A	3.63% 15 Jan 2024	-	76,571
	Buckeye Partners Lp Sr Unsecured	3.95% 01 Dec 2026	-	47,305
	Buckeye Partners Lp Sr Unsecured	4.13% 01 Dec 2027	-	304,577
	Bx Trust Bx 2017 Imc A 144A	2.3% 15 Oct 2032	-	274,756
	Capital One Financial Co Sr Unsecured	2.5% 12 May 2020	-	538,352
	Capital One Financial Co Sr Unsecured	3.3% 30 Oct 2024	-	746,847
	Capital One Financial Co Sr Unsecured	3.3%30 Oct 2024	-	368,636
	Capital One Financial Co Sr Unsecured	3.05% 09 Mar 2022	-	799,667
	Capital One Multi Asset Execut Comet 2015 A5 A5	1.6% 17 May 2021	-	543,304
	Capital One Multi Asset Execut Comet 2016 A5 A5	1.66% 17 Jun 2024	-	1,079,078
	Capital One Multi Asset Execut Comet A5 A5	2% 17 Jan 2023	-	650,498
	Capital One Na Sr Unsecured	2.4% 05 Sep 2019	-	398,920
	Carmax Auto Owner Trust Carmx 2015 4 A3	1.56% 16 Nov 2020	-	314,408
	Carmax Auto Owner Trust Carmx 2017 2 A3	1.93% 15 Mar 2022	-	574,361
	Carmax Auto Owner Trust Carmx 2017 2 A4	2.25% 15 Sep 2022	-	1,015,982
	Carmax Auto Owner Trust Carmx 2017 4 A3	2.11% 17 Oct 2022	-	143,673
	Carmax Auto Owner Trust Carmx 2017 4 A4	2.33% 15 May 2023	-	286,953
	Caterpillar Finl Service Sr Unsecured	2.55% 29 Nov 2022	-	743,588
	Caterpillar Finl Service Sr Unsecured	2.4% 06 Jun 2022	-	272,653
	Celgene Corp Sr Unsecured	3.88% 15 Aug 2025	-	353,694
	Centerpoint Energy Resou Sr Unsecured	4.5% 15 Jan 2021	-	100,672
	Cfcre Commercial Mortgage Trus Cfcre 2016 C4 A4	3.28% 10 May 2058	-	752,342
	Charles Schwab Corp Sr Unsecured	3.2% 25 Jan 2028	-	525,413
	Charter Comm Opt Llc/Cap Sr Secured	4.91% 23 Jul 2025	-	276,309
	Charter Comm Opt Llc/Cap Sr Secured	4.91% 23 Jul 2025	-	368,412
	Chase Issuance Trust Chait 2014 A2 A2	2.77% 15 Mar 2023	-	468,804
	Chase Issuance Trust Chait 2016 A3 A3	2.03% 15 Jun 2023	-	1,207,081
	Chase Issuance Trust Chait 2016 A4 A4	1.49% 15 Jul 2022	-	1,191,929
	Chrysler Capital Auto Receivab Ccart 2015 Ba A3 144A	1.91% 16 Mar 2020	-	144,216
	Chrysler Capital Auto Receivab Ccart 2016 Aa A3 144A	1.77% 15 Oct 2020	-	307,383
	Chubb Ina Holdings Inc Company Guar	2.7% 13 Mar 2023	-	4,781
	Church + Dwight Co Inc Sr Unsecured	2.45% 01 Aug 2022	-	80,815

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Citibank Credit Card Issuance Cccit 2014 A1 A1	2.88% 23 Jan 2023	-	896,547
Citigroup Commercial Mortgage Cgcmt 2015 Gc27 A5	3.14% 10 Feb 2048	-	440,736
Citigroup Commercial Mortgage Cgcmt 2016 C1 A4	3.21% 10 May 2049	-	639,758
Citigroup Inc Sr Unsecured	2.9% 08 Dec 2021	-	208,310
Citigroup Inc Sr Unsecured	2.75% 25 Apr 2022	-	384,240
Citigroup Inc Sr Unsecured	3.67% 24 Jul 2028	-	268,552
Citigroup Inc Sr Unsecured	2.65% 26 Oct 2020	-	511,858
Citigroup Inc Subordinated	3.88% 26 Mar 2025	-	660,158
Citizens Bank Na/Ri Sr Unsecured	2.25% 02 Mar 2020	-	680,155
Citizens Financial Group Sr Unsecured	2.375% 28 Jul 2021	-	755,209
Citrix Systems Inc Sr Unsecured	4.5% 01 Dec 2027	-	547,058
Cnh Equipment Trust Cnh 2015 A A4	1.85% 15 Apr 2021	-	318,762
Cnh Equipment Trust Cnh 2017 B A3	1.86% 15 Sepn 2022	-	272,213
Codelco Inc Sr Unsecured 144A	3.63% 01 Aug 2027	-	380,621
Comerica Bank Sr Unsecured	2.5% 02 Jun 2020	-	249,933
Comm Mortgage Trust Comm 2013 Sfs A1 144A	1.87% 12 Apr 2035	-	142,403
Comm Mortgage Trust Comm 2014 Ubs3 A4	3.82% 10 Jun 2047	-	297,911
Comm Mortgage Trust Comm 2014 Ubs3 A5	3.82% 10 Jun 2047	-	540,280
Comm Mortgage Trust Comm 2014 Ubs5 A4	3.84% 10 Sep 2047	-	511,034
Comm Mortgage Trust Comm 2014 Ubs6 A5	3.64% 10 Dec 2047	-	805,167
Comm Mortgage Trust Comm 2015 Cr27 Asb	3.4% 10 Oct 2048	-	832,516
Comm Mortgage Trust Comm 2015 Dc1 A5	3.35% 10 Feb 2048	-	151,892
Comm Mortgage Trust Comm 2015 Pc1 A5	3.9% 10 Jul 2050	-	631,741
Comm Mortgage Trust Comm 2016 Dc2 A5	3.77% 10 Feb 2049	-	700,617
Comm Mortgage Trust Comms Comm 2014 UBS2 A5	3.96% 10 Mar 2047	-	142,138
Compass Bank Sr Unsecured	2.88% 29 Jun 2022	-	376,231
Conagra Brands Inc Sr Unsecured	1.86% 09 Oct 2020	-	771,263
Concho Resources Inc Company Guar	3.75% 01 Oct 2027	-	214,525
Concho Resources Inc Company Guar	3.75% 01 Oct 2027	-	185,272
Consumers Energy Co 1St Mortgage	6.125% 15 Mar 2019	-	276,752
Cooperatieve Rabobank Ua Company Guar	4.38% 04 Aug 2025	-	411,509
Cox Communications Inc Sr Unsecured 144A	3.15% 15 Aug 2024	-	530,879
Cox Communications Inc Sr Unsecured 144A	2.95% 30 Jun 2023	-	120,505
Cred Suis Gp Fun Ltd Company Guar	2.75% 26 Mar 2020	-	531,466
Cred Suis Gp Fun Ltd Company Guar	3.8% 15 Sep 2022	-	913,474
Credit Agricole London Sr Unsecured 144A	3.38% 10 Jan 2022	-	327,484
Credit Based Asset Servicing A Cbass 2003 Cb1 Af	3.95% 25 Jan 2033	-	62,493
Credit Suisse Mortgage Trust Csmc 2014 Usa A2 144 A	3.95% 15 Sep 2037	-	665,512
Csail Commercial Mortgage Trus Csail 2015 C2 A4	3.5% 15 Jun 2057	-	116,209
Csail Commercial Mortgage Trus Csail 2015 C3 A4	3.72% 15 Aug 2048	-	461,268
Csail Commercial Mortgage Trus Csail 2015 C4 A4	3.81% 15 Nov 2048	-	402,511
Csail Commercial Mortgage Trus Csail 2015 C4 Asb	3.62% 15 Nov 2048	-	249,448
Cvs Health Corp Sr Unsecured	3.88% 20 Jul 2025	-	285,494
Cvs Health Corp Sr Unsecured	2.125% 01 Jun 2021	-	347,563
D.R. Horton Inc Company Guar	2.55% 01 Dec 2020	-	528,610
Daimler Finance Na Llc Company Guar 144A	2.2% 05 May 2020	-	665,172
Dbubs Mortgage Trust Dbubs 2011 Lc2A A4 144A	4.54% 10 Jul 2044	-	760,304

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Dell Equipment Finance Trust Deft 2017 2 A3 144A	2.19% 24 Oct 2022	-	354,949
Delta Air Lines 2009 1A Passs Thru Ce	7.75% 17 Jun 2021	-	239,421
Delta Air Lines Inc Sr Unsecured	2.6% 04 Dec 2020	-	729,238
Deutsche Bank Ny Sr Unsecured	3.3% 16 Nov 2022	-	416,574
Discover Bank Subordinated	7% 15 Apr 2020	-	419,664
Discover Card Execution Note T Dcent 2015 A1 A1	1.83% 17 Aug 2020	-	421,794
Discovery Communications Company Guar	3.95% 20 Mar 2028	-	196,268
Dominion Energy Inc Sr Unsecured	2% 15 Aug 2021	-	1,039,360
Drive Auto Receivables Trust Drive 2016 Ca A3 144A	1.67% 15 Nov 2019	-	68,179
Drive Auto Receivables Trust Drive 2017 Ba A3 144A	1.74% 17 Jun 2019	-	307,962
E.I. Du Pont De Nemours Sr Unsecured	2.2% 01 May 2020	-	341,403
Ebay Inc Sr Unsecured	3.8% 09 Mar 2022	-	109,913
Edison International Sr Unsecured	2.13% 15 Apr 2020	-	758,518
Enbridge Inc Sr Unsecured	3.5% 10 Jun 2024	-	136,264
Energy Transfer Partners Company Guar	4.9% 01 Feb 2024	-	173,043
Energy Transfer Partners Company Guar	2.5% 15 Jun 2018	-	462,712
Energy Transfer Partners Company Guar	6.7% 01 Jul 2018	-	484,032
Energy Transfer Partners Company Guar	4.15% 01 Oct 2020	-	919,424
Entergy Corp Sr Unsecured	4% 15 Jul 2022	-	318,536
Entergy Texas Inc 1St Mortgage	3.45% 01 Dec 2027	-	390,161
Enterprise Fleet Financing Llc Eff 2017 3 A2 144A	2.13% 22 May 2023	-	297,861
Enterprise Products Oper Company Guar	5.2% 01 Sep 2020	-	262,246
Enterprise Products Oper Company Guar	3.35% 15 Mar 2023	-	338,624
Enterprise Products Oper Company Guar	3.7% 15 Feb 2026	-	389,309
Eqt Corp Sr Unsecured	3.9% 01 Oct 2027	-	177,026
Eqt Corp Sr Unsecured	3% 01 Oct 2022	-	333,302
Eversource Energy Sr Unsecured	2.75% 15 Mar 2022	-	385,716
Exelon Corp Sr Unsecured	2.85% 15 Jun 2020	-	582,914
Exelon Generation Co Llc Sr Unsecured	4.25% 15 Jun 2022	-	424,222
Exelon Generation Co Llc Sr Unsecured	2.95% 15 Jan 2020	-	738,980
Expedia Inc Company Guar 144A	3.8% 15 Feb 2028	-	739,443
Expedia Inc Company Guar 144A	3.8% 15 Feb 2028	-	252,062
Express Scripts Holding Company Guar	3% 15 Jul 2023	-	152,937
Fanniemae Aces Fna 2015 M17 FA	2.17% 25 Nov 2022	-	340,459
Fhlmc Multifamily Structured P Fhms K011 A1	2.92% 25 Aug 2020	-	160,401
Fhlmc Multifamily Structured P Fhms K021 A1	1.6% 25 Jan 2022	-	500,898
Fhlmc Multifamily Structured P Fhms K035 A1	2.62% 25 Mar 2023	-	377,841
Fhlmc Multifamily Structured P Fhms Kp03 A2	1.78% 25 Jul 2019	-	189,539
Fifth Third Bancorp Sr Unsecured	3.5% 15 Mar 2022	-	187,286
Fifth Third Bank Sr Unsecured	1.63% 27 Sep 2019	-	803,963
Ford Credit Auto Owner Trust Fordo 2016 A A4	1.6% 15 Jun 2024	-	262,651
Ford Credit Auto Owner Trust Fordo 2016 B A2A	1.08% 15 Mar 2019	-	102,180
Ford Credit Auto Owner Trust Fordo 2016 C A3	1.22% 15 Mar 2021	-	537,767
Ford Credit Auto Owner Trust Fordo 2017 C A3	2.01% 15 Mar 2022	-	878,149
Ford Credit Auto Owner Trust/F Fordr 2014 1 A 144A	2.26% 15 Nov 2025	-	337,577
Ford Credit Auto Owner Trust/F Fordr 2016 1 A 144A	2.31% 15 Aug 2027	-	311,791
Ford Credit Floorplan Master O Fordf 2016 1 A1	1.76% 15 Feb 2021	-	328,085

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

Identity of Issue	Description of Investment	Cost(1)	Current Value
Ford Credit Floorplan Master O Fordf 2017 1 A1	2.07% 15 May 2022	-	450,089
Ford Credit Floorplan Master O Fordf 2017 2 A1	2.16% 15 Sep 2022	-	323,137
Ford Motor Credit Co Llc Sr Unsecured	5.88% 02 Aug 2021	-	798,020
Ford Motor Credit Co Llc Sr Unsecured	2.37878% 12 Mar 2019	-	759,405
Fortis Inc Sr Unsecured	2.1% 04 Oct 2021	-	399,315
Fortune Brands Home + Se Sr Unsecured	3% 15 Jun 2020	-	247,664
General Electric Co Sr Unsecured	1.86917% 14 Jan 2019	-	849,788
General Motors Finl Co Company Guar	3.5% 07 Nov 2024	-	537,925
General Motors Finl Co Company Guar	3.25% 15 May 2018	-	28,019
General Motors Finl Co Company Guar	4% 15 Jan 2025	-	57,361
General Motors Finl Co Company Guar	4.3% 13 Jul 2025	-	70,214
General Motors Finl Co Company Guar	3.1% 15 Jan 2019	-	362,887
Gilead Sciences Inc Sr Unsecured	3.65% 01 Mar 2026	-	158,769
Gilead Sciences Inc Sr Unsecured	2.55% 01 Sep 2020	-	1,019,657
Glencore Funding Llc Company Guar 144A	3% 27 Oct 2022	-	162,038
Gm Financial Automobile Leasin Gmalt 2015 2 A3	1.68% 20 Dec 2018	-	234,559
Gm Financial Automobile Leasin Gmalt 2015 3 A3	1.69% 20 Mar 2019	-	315,088
Gm Financial Securitized Term Gmcar 2017 3A A3 144A	1.97% 16 May 2022	-	416,212
Gmf Floorplan Owner Revolving Gfort 2015 1 A1 144A	1.65% 15 May 2020	-	299,991
Gmf Floorplan Owner Revolving Gfort 2016 1 A1 144A	1.96% 17 May 2021	-	394,429
Goldman Sachs Group Inc Sr Unsecured	7.5% 15 Feb 2019	-	406,902
Goldman Sachs Group Inc Sr Unsecured	6% 15 Jun 2020	-	158,190
Goldman Sachs Group Inc Sr Unsecured	5.75% 24 Jan 2022	-	346,873
Goldman Sachs Group Inc Sr Unsecured	4% 03 Mar 2024	-	349,406
Goldman Sachs Group Inc Sr Unsecured	2.35% 15 Nov 2021	-	138,401
Goldman Sachs Group Inc Sr Unsecured	2.51586% 15 Nov 2018	-	929,764
Goldman Sachs Group Inc Sr Unsecured	3.07725% 29 Nov 2023	-	906,673
Goldman Sachs Group Inc Sr Unsecured	2.876% 31 Oct 2022	-	719,842
Goldman Sachs Group Inc Sr Unsecured	2.88% 31 Oct 2022	-	767,832
Gs Mortgage Securities Trust Gsms 2013 G1 A2 144A	3.56% 10 Apr 2031	-	420,810
Gs Mortgage Securities Trust Gsms 2014 Gc20 A3	3.68% 10 Apr 2047	-	692,394
Harley Davidson Motorcycle Tru Hdmot 2015 2 A3	1.3% 16 Mar 2020	-	210,980
Hartford Finl Svcs Grp Sr Unsecured	5.5% 30 Mar 2020	-	245,189
Healthcare Realty Trust Sr Unsecured	3.75% 15 Apr 2023	-	78,325
Healthcare Trust Of Amer Company Guar	2.95% 01 Jul 2022	-	379,205
Hess Corp Sr Unsecured	4.3% 01 Apr 2027	-	278,857
Honda Auto Receivables Owner T Harot 2016 4 A3	1.21% 18 Dec 2020	-	566,957
Host Hotels + Resorts Lp Sr Unsecured	3.75% 15 Oct 2023	-	12,738
Hp Enterprise Co Sr Unsecured	4.9% 15 Oct 2025	-	213,402
Hp Enterprise Co Sr Unsecured	3.6% 15 Oct 2020	-	398,018
Hp Enterprise Co Sr Unsecured	3.6% 15 Oct 2020	-	139,552
Hp Enterprise Co Sr Unsecured 144A	2.1% 04 Oct 2019	-	253,329
Hp Inc Sr Unsecured	4.3% 01 Jun 2021	-	898,168
Hp Inc Sr Unsecured	3.75% 01 Dec 2020	-	32,778
Hp Inc Sr Unsecured	4.65% 09 Dec 2021	-	101,287
Hsbc Holdings Plc Sr Unsecured	5.1% 05 Apr 2021	-	237,864
Hsbc Holdings Plc Sr Unsecured	2.65% 05 Jan 2022	-	908,351

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Hsbc Usa Inc Sr Unsecured	2.38% 13 Nov 2019	-	443,286
	Hyundai Auto Lease Securitizat Halst 2017 A A2A 144A	1.56% 15 Jul 2019	-	465,629
	Ing Groep Nv Sr Unsecured	3.15% 29 Mar 2022	-	564,954
	Israel Electric Corp Ltd Sr Secured 144A Regs	5% 12 Nov 2024	-	261,028
	Jabil Inc Sr Unsecured	8.25% 15 Mar 2018	-	87,794
	Jabil Inc Sr Unsecured	5.63% 15 Dec 2020	-	308,227
	Jm Smucker Co Sr Unsecured	3.38% 15 Dec 2027	-	399,989
	John Deere Owner Trust Jdot 2017 B3	1.82% 15 Oct 2021	-	219,734
	Jpmbb Commercial Mortgage Secu Jpmbb 2014 C18 A2	2.8785% 15 Feb 2047	-	425,391
	Jpmbb Commercial Mortgage Secu Jpmbb 2015 C32 Asb	3.36% 15 Nov 2048	-	1,204,585
	Jpmorgan Chase + Co Sr Unsecured	4.4% 22 Jul 2020	-	288,189
	Jpmorgan Chase + Co Sr Unsecured	3.63% 13 May 2024	-	485,420
	Jpmorgan Chase + Co Sr Unsecured	3.78% 01 Feb 2028	-	259,335
	Jpmorgan Chase + Co Sr Unsecured	3.22% 01 Mar 2025	-	383,171
	Jpmorgan Chase + Co Sr Unsecured	2.295% 15 Aug 2021	-	372,032
	Jpmorgan Chase Commercial Mor Jpmcc 2015 Sgp A 144A	3.18% 15 Jul 2036	-	345,518
	Kellogg Co Sr Unsecured	3.4% 15 Nov 2027	-	584,322
	Key Bank Na Sr Unsecured	3.18% 15 Oct 2027	-	392,747
	Key Bank Na Sr Unsecured	2.5% 22 Nov 2021	-	263,310
	Kinder Morgan Ener Part Company Guar	4.15% 01 Feb 2024	-	239,586
	Kinder Morgan Ener Part Company Guar	4.15% 01 Mar 2022	-	195,834
	Kinder Morgan Ener Part Company Guar	3.95% 01 Sep 2022	-	372,515
	Kinder Morgan Ener Part Company Guar	6.85% 15 Feb 2020	-	646,429
	Kla Tencor Corp Sr Unsecured	4.65% 01 Nov 2024	-	345,588
	Kohl S Corporation Sr Unsecured	4.25% 17 Jul 2025	-	317,861
	Kraft Heinz Foods Co Company Guar	2.8% 02 Jul 2020	-	440,484
	Kraft Heinz Foods Co Company Guar	2.8% 02 Jul 2020	-	484,049
	Kraft Heinz Foods Co Company Guar	1.98% 10 Feb 2021	-	771,973
	Laboratory Corp Of Amer Sr Unsecured	3.6% 01 Feb 2025	-	136,877
	Lam Research Corp Sr Unsecured	2.8% 15 Jun 2021	-	125,917
	Life Technologies Corp Sr Unsecured	6% 01 Mar 2020	-	561,459
	Lincoln National Corp Sr Unsecured	8.75% 01 Jul 2019	-	33,631
	Lloyds Banking Group Plc Sr Unsecured	3.75% 11 Jan 2027	-	395,887
	Lloyds Banking Group Plc Sr Unsecured	3.1% 06 Jul 2020	-	578,495
	Lloyds Banking Group Plc Subordinated	4.65% 24 Mar 2026	-	203,272
	Lstar Commercial Mortgage Trus Lnstr 2016 4 A2 144A	2.58% 10 Mar 2049	-	243,056
	Lyondellbasell Ind Nv Sr Unsecured	5% 15 Apr 2019	-	414,087
	Marathon Petroleum Corp Sr Unsecured	5.13% 01 Mar 2021	-	158,056
	Medtronic Inc Company Guar	3.15% 15 Mar 2022	-	458,437
	Medtronic Inc Company Guar	2.5% 15 Mar 2020	-	866,579
	Met Life Glob Funding I Secured 144A	2.65% 08 Apr 2022	-	769,904
	Met Life Glob Funding I Sr Secured 144A	1.75% 19 Sep 2019	-	334,469
	Methanex Corp Sr Unsecured	3.25% 15 Dec 2019	-	101,519
*	Metlife Inc Sr Unsecured	7.72% 15 Feb 2019	-	120,682
*	Metlife Inc Sr Unsecured	3.048% 15 Dec 2022	-	423,561
	Mitsubishi Ufj Fin Grp Sr Unsecured	3.85% 01 Mar 2026	-	392,705
	Mizuho Bank Ltd Company Guar 144A	2.45% 16 Apr 2019	-	462,362

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Morgan Stanley Baml Trust Msbam 2014 C14 A3	3.67% 15 Feb 2047	-	900,146
	Morgan Stanley Baml Trust Msbam 2015 C22 A4	3.31% 15 Apr 2048	-	264,921
	Morgan Stanley Sr Unsecured	5.5% 24 Jul 2020	-	285,871
	Morgan Stanley Sr Unsecured	3.59% 22 Jul 2028	-	388,563
	Morgan Stanley Sr Unsecured	3.88% 29 Apr 2024	-	256,268
	Morgan Stanley Sr Unsecured	5.5% 28 Jul 2021	-	328,496
	Morgan Stanley Sr Unsecured	5.63% 23 Sep 2019	-	525,432
	Morgan Stanley Sr Unsecured	2.625% 17 Nov 2021	-	962,953
	Morgan Stanley Sr Unsecured	2.54261% 20 Jan 2022	-	244,618
	Morgan Stanley Sr Unsecured	2.21% 14 Feb 2020	-	773,108
	Mylan Nv Company Guar	3.15% 15 Jun 2021	-	382,329
	Nabors Industries Inc Company Guar	5.5% 15 Jan 2023	-	305,311
	National Rural Util Coop Sr Unsecured	1.5% 01 Nov 2019	-	237,579
	Nevada Power Co Genl Ref Mor	6.5% 01 Aug 2018	-	246,833
	Nisource Inc Sr Unsecured	6.8% 15 Jan 2019	-	79,472
	Noble Energy Inc Sr Unsecured	3.9% 15 Nov 2024	-	246,429
	Nordea Bank Ab Sr Unsecured 144A	2.5% 17 Sep 2020	-	905,819
	Omega Hlthcare Investors Company Guar	4.75% 15 Jan 2028	-	372,115
	Oracle Corp Sr Unsecured	2.95% 15 Nov 2024	-	387,778
	Oracle Corp Sr Unsecured	1.9% 15 Sep 2021	-	710,518
	Orix Corp Sr Unsecured	2.9% 18 Jul 2022	-	167,856
	Orix Corp Sr Unsecured	3.25% 04 Dec 2024	-	364,602
	Oscar Us Funding Trust Oscar 2017 2A A3 144A	2.45% 10 Dec 2021	-	66,770
	Oscar Us Funding Trust Oscar 2017 2A A4 144A	2.76% 10 Dec 2024	-	85,515
	Paccar Financial Corp Sr Unsecured	1.2% 12 Aug 2019	-	137,467
	Paccar Financial Corp Sr Unsecured	2.25% 25 Feb 2021	-	810,606
	Pacific Gas + Electric Sr Unsecured 144A	3.3% 01 Dec 2027	-	519,682
	Petroleos Mexicanos Company Guar	4.63% 21 Sep 2023	-	328,753
	Petroleos Mexicanos Company Guar 144A	6.5% 13 Mar 2027	-	152,549
	Philip Morris Intl Inc Sr Unsecured	5.65% 16 May 2018	-	24,407
	Pitney Bowes Inc Sr Unsecured	4.13% 15 May 2022	-	154,760
	Pitney Bowes Inc Sr Unsecured	4.7% 01 Apr 2023	-	335,589
	Plains All Amer Pipeline Sr Unsecured	3.85% 15 Oct 2023	-	172,436
	Plains All Amer Pipeline Sr Unsecured	3.6% 01 Nov 2024	-	302,775
	Pnc Bank Na Sr Unsecured	2.4% 18 Oct 2019	-	419,327
	Pnc Bank Na Sr Unsecured	3.1% 25 Oct 2027	-	264,307
	Pnc Financial Services Sr Unsecured	3.3% 08 Mar 2022	-	420,023
*	Prudential Financial Inc Sr Unsecured	4.5% 15 Nov 2020	-	288,876
	Quest Diagnostics Inc Company Guar	4.75% 30 Jan 2020	-	336,961
	Realty Income Corp Sr Unsecured	3.65% 15 Jan 2028	-	358,769
	Reliance Steel + Alum Sr Unsecured	4.5% 15 Apr 2023	-	86,242
	Republic Services Inc Sr Unsecured	3.38% 15 Nov 2027	-	252,134
	Reynolds American Inc Company Guar	4% 12 Jun 2022	-	430,439
	Reynolds American Inc Company Guar	8.125% 23 Jun 2019	-	609,075
	Royal Bank Of Canada Sr Unsecured	2.15% 26 Oct 2020	-	765,066
	S+P Global Inc Company Guar	3.3% 14 Aug 2020	-	191,188
	S+P Global Inc Company Guar	4.4% 15 Feb 2026	-	300,363

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Santander Drive Auto Receivabl Sdart 2016 2 A3	1.56% 15 May 2020	-	187,636
	Santander Holdings Usa Sr Unsecured 144A	4.4% 13 Jul 2027	-	383,898
	Santander Holdings Usa Srs Unsecured 144A	3.7% 28 Mar 2022	-	384,782
	Santander Uk Group Hldgs Sr Unsecured	2.88% 05 Aug 2021	-	494,498
	Santander Uk Group Hldgs Sr Unsecured	2.88% 05 Aug 2021	-	319,743
	Schlumberger Hldgs Corp Sr Unsecured 144A	3% 21 Dec 2020	-	394,881
	Scslc 2010 1 A2	2.37% 25 Jul 2025	-	731,641
	Seagate Hdd Cayman Company Guar 144A	4.88% 01 Mar 2024	-	498,469
	Select Income Reit Sr Unsecured	4.25% 15 May 2024	-	205,262
	Sempra Energy Sr Unsecured	4.05% 01 Dec 2023	-	493,347
*	Shire Acq Inv Ireland Da Company Guar	1.9% 23 Sep 2019	-	805,989
	Simon Property Group Lp Sr Unsecured	3.38% 01 Dec 2027	-	270,762
	Sky Plc Company Guar 144A	2.625% 16 Sep 2019	-	887,268
	Snap On Inc Sr Unsecured	4.25% 15 Jan 2018	-	308,081
	Southern Cal Edison 1St Ref Mort	5.5% 15 Aug 2018	-	393,527
	Southwest Airlines Co Sr Unsecured	3.45% 16 Nov 2027	-	536,269
	Spectra Energy Partners Sr Unsecured	3.5% 15 Mar 2025	-	449,469
	Spectra Energy Partners Sr Unsecured	2.95% 25 Sep 2018	-	96,833
	Starwood Retail Property Trust Srpt 2014 Star A 144A	2.7% 15 Nov 2027	-	449,078
*	State Street Corp Sr Unsecured	3.7% 20 Nov 2023	-	197,642
*	State Street Corp Sr Unsecured	2.65% 15 May 2023	-	433,272
	Stryker Corp Sr Unsecured	2.625% 15 Mar 2021	-	598,187
	Sumitomo Mitsui Finl Grp Sr Unsecured	2.78% 12 Jul 2022	-	382,820
	Suntrust Bank Sr Unsecured	2.45% 01 Aug 2022	-	768,786
	Svenska Handelsbanken Ab Company Guar	1.5% 06 Sep 2019	-	561,174
	Synchrony Credit Card Master N Gemnt 2012 7A	1.76% 15 Sep 2022	-	1,380,604
	Synchrony Credit Card Master N Gemnt 2012 2 A	2.22% 15 Jan 2022	-	538,758
	Synchrony Credit Card Master N Synct 2015 3 A	1.74% 15 Sep 2021	-	389,353
	Synchrony Financial Sr Unsecured	3.95% 01 Dec 2027	-	517,590
	Synchrony Financial Sr Unsecured	3.95% 01 Dec 2027	-	369,022
	Telefonica Emisiones Sau Company Guar	5.46% 16 Feb 2021	-	171,798
	Teva Pharmaceuticals Ne Company Guar	3.15% 01 Oct 2026	-	212,191
	Thermo Fisher Scientific Sr Unsecured	2.95% 19 Sep 2026	-	383,480
	Time Warner Cable Llc Sr Secured	5% 01 Feb 2020	-	120,543
	Time Warner Inc Company Guar	3.55% 01 Jun 2024	-	267,609
	Time Warner Inc Company Guar	3.6% 15 Jul 2025	-	318,351
	Time Warner Inc Company Guar	4.75% 29 Mar 2021	-	420,060
	Time Warner Inc Company Guar	2.1% 01 Jun 2019	-	701,300
	Trust F/1401 Sr Unsecured 144A	5.25% 30 Jan 2026	-	253,270
	Tyson Foods Inc Company Guar	2.65% 15 Aug 2019	-	86,079
	Ubs Barclays Commercial Mortga Ubsbb 2013 C6 A4	3.24% 10 Apr 2046	-	647,513
	Ubs Group Funding Switze Company Guar 144A	4.13% 24 Sep 2025	-	205,060
	United Technologies Corp Sr Unsecured	1.95% 01 Nov 2021	-	714,703
	Unitedhealth Group Inc Sr Unsecured	2.125% 15 Mar 2021	-	750,039
	Unum Group Sr Unsecured	5.63% 15 Sep 2020	-	393,766
	Us Bancorp Sr Unsecured	2.625% 24 Jan 2022	-	871,268
	Valero Energy Corp Sr Unsecured	6.13% 01 Feb 2020	-	272,643

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Verizon Communications Sr Unsecured	3.5% 01 Nov 2024	-	233,193
	Verizon Communications Sr Unsecured	1.75% 15 Aug 2021	-	679,105
	Verizon Owner Trust Vzot 2017 3A A1A 144A	2.06% 20 Apr 2022	-	699,055
	Visa Inc Sr Unsecured	2.2% 14 Dec 2020	-	947,363
	Vmware Inc Sr Unsecured	2.95% 21 Aug 2022	-	116,143
	Volvo Financial Equipment Llc Vfet 2015 1A A3 144A	1.51% 17 Jun 2019	-	280,530
	Voya Financial Inc Company Guar	3.13% 15 Jul 2024	-	248,011
	Waldorf Astoria Boca Raton Tru Wabr 2016 Boca A 144A	2.83% 15 Jun 2029	-	505,154
	Waste Management Inc Company Guar	4.6% 30 Jun 2020	-	403,747
	Waste Management Inc Company Guar	4.75% 01 Mar 2021	-	427,900
	Wells Fargo + Company Sr Unsecured	2.63% 22 Jul 2022	-	540,915
	Wells Fargo + Company Sr Unsecured	3.07% 24 Jan 2023	-	301,599
	Wells Fargo + Company Sr Unsecured	2.6% 22 Jul 2020	-	774,780
	Wells Fargo Commercial Mortgag Wfcm2017 Rc1 A2	3.12% 15 Jan 2060	-	1,172,895
	Welltower Inc Sr Unsecured	4% 01 Jun 2025	-	405,095
	Welltower Inc Sr Unsecured	5.25% 15 Jan 2022	-	428,854
	Western Union Co/The Sr Unsecured	3.6% 15 Mar 2022	-	521,323
	Westpac Banking Corp Sr Unsecured	2.75% 11 Jan 2023	-	518,717
	Wf Rbs Commercial Mortgage Tru Wfrbs 2013 C14 A5	3.34% 15 Jun 2046	-	258,534
	Wf Rbs Commercial Mortgage Tru Wfrbs 2013 C17 A2	2.921% 15 Dec 2046	-	536,990
	Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C19 A3	3.66% 15 Mar 2047	-	617,069
	Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C19 A5	4.10% 15 Mar 2047	-	353,242
	Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C24 A5	3.61% 15 Nov 2047	-	752,990
	Wheels Spv Llc Whls 2016 1A A3 144A	1.87% 20 May 2025	-	397,913
	Williams Partners Lp Sr Unsecured	3.6% 15 Mar 2020	-	241,227
	Williams Partners Lp Sr Unsecured	3.9% 15 Jan 2025	-	279,587
	Williams Partners Lp Sr Unsecured	4% 15 Nov 2021	-	338,446
	World Financial Network Credit Wfnmt 2013 A A	1.61% 15 Dec 2021	-	247,325
	World Financial Network Credit Wfnmt 2015 A A	1.96% 15 Feb 2022	-	348,720
	World Financial Network Credit Wfnmt 2016 B A	1.44% 02 Jun 2022	-	226,494
	World Financial Network Credit Wfnmt 2017 B A	1.98% 15 Jun 2023	-	278,044
	World Financial Network Credit Wfnmt 2017 C A	2.31% 15 Aug 2024	-	738,053
	Xerox Corporation Sr Unsecured	3.63% 15 Mar 2023	-	516,441
	Yamana Gold Inc Company Guar	4.95% 15 Jul 2024	-	162,120
	Zimmer Biomet Holdings Sr Unsecured	2.7% 01 Apr 2020	-	394,837
	Corporate and Other Obligations		-	178,812,807
	Separate Investment Contract:
*	Metropolitan Life Insurance Company	Separate Investment Account	-	131,481,307
	Benefit Resource Interest Rate Wrapper Contracts:
*	Metropolitan Life Insurance Company		-	(82,807)
*	Prudential Financial Inc		-	(69,802)
*	Transamerica Inc		-	(146,234)
	Benefit Resource Interest Rate Wrapper Contracts		-	(298,843)
	Synthetic Guaranteed Investment Contracts at Fair Value		-	562,564,774
	Adjustment to Contract Value		-	(13,682,506)
	Synthetic Guaranteed Investment Contracts at Contract Value		-	548,882,268

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2017

	Identity of Issue	Description of Investment	Cost(1)	Current Value
	Common-collective Trusts:
*	Northern Trust Domestic Mid Cap	Common-collective Trusts	-	45,958,866
*	SSgA Emerging Markets Equity	Common-collective Trusts	-	27,333,168
*	State Street S&P 500 Index Non-Lending Series Fund	Common-collective Trusts	-	358,004,390
*	State Street International Index Non-Lending Series Fund	Common-collective Trusts	-	94,144,515
*	State Street Russell Small Cap Index Non-Lending Series Fund	Common-collective Trusts	-	129,287,497
*	Vanguard Target Retirement Income	Common-collective Trusts	-	26,243,773
*	Vanguard Target Retirement 2015	Common-collective Trusts	-	30,560,121
*	Vanguard Target Retirement 2020	Common-collective Trusts	-	71,203,506
*	Vanguard Target Retirement 2025	Common-collective Trusts	-	93,468,281
*	Vanguard Target Retirement 2030	Common-collective Trusts	-	97,834,745
*	Vanguard Target Retirement 2035	Common-collective Trusts	-	102,278,284
*	Vanguard Target Retirement 2040	Common-collective Trusts	-	85,196,296
*	Vanguard Target Retirement 2045	Common-collective Trusts	-	60,626,761
*	Vanguard Target Retirement 2050	Common-collective Trusts	-	66,997,884
*	Vanguard Target Retirement 2055	Common-collective Trusts	-	441,824
	Comingled Investments		-	1,289,579,910
***	Self-managed Fund:
	Self-managed Fund		-	60,929,757
*	Participant Loans	Interest rates range from 4.25% to 7.00%	-	35,829,168
	Collateral Held on Loaned Securities
*	SSgA Quality D Short-term Investment Fund		-	7,343,200
	Total Investments		-	$2,484,142,566

*	Party-in-interest
**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.
***	Certain investments in this fund are with Parties-in-Interest

Cost information not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
INCENTIVE INVESTMENT PLAN

Date: June 29, 2018	By:	/s/ James K. Saccaro
James K. Saccaro
Member of the Administrative Committee

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm